    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 31, 2002


                                            REGISTRATION STATEMENT NO. 333-76502

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                               AMENDMENT NO. 1 TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

                                 SEPRACOR INC.
             (Exact Name of Registrant as Specified in Its Charter)
                           --------------------------

                    DELAWARE                                                   22-2536587
(State or Other Jurisdiction of Incorporation or                  (I.R.S. Employer Identification No.)
                 Organization)

                           --------------------------

                                111 LOCKE DRIVE
                        MARLBOROUGH, MASSACHUSETTS 01752
                                 (508) 481-6700
              (Address, Including Zip Code, and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)
                           --------------------------

                              TIMOTHY J. BARBERICH
                            CHIEF EXECUTIVE OFFICER
                                 SEPRACOR INC.
                                111 LOCKE DRIVE
                        MARLBOROUGH, MASSACHUSETTS 01752
                                 (508) 481-6700
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)

                                    Copy to:

                              MARK G. BORDEN, ESQ.
                             SUSAN W. MURLEY, ESQ.
                               HALE AND DORR LLP
                                60 STATE STREET
                          BOSTON, MASSACHUSETTS 02109
                                 (617) 526-6000
                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ______
    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ______
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), SHALL DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED JANUARY 31, 2002


                                 SEPRACOR INC.

                                  $500,000,000
 PRINCIPAL AMOUNT OF 5 3/4% CONVERTIBLE SUBORDINATED NOTES WITH AUTO-CONVERSION
                         PROVISION DUE 2006 (SNAPS-SM-)

                            ------------------------

                       8,333,333 SHARES OF COMMON STOCK,
                           $0.10 PAR VALUE PER SHARE

                            ------------------------

    The principal terms of the 5 3/4% convertible subordinated notes with auto-conversion provisions due 2006, which we refer to in this prospectus as the SNAPs, include the following:

Interest.............................  Interest accrues from November 14, 2001 at the rate of
                                       5 3/4% per year, payable semi-annually on each May 15 and
                                       November 15, beginning May 15, 2002.

Maturity Date........................  The SNAPs mature on November 15, 2006, unless earlier converted, redeemed or repurchased.

Conversion Rate......................  The SNAPs are convertible at a rate of $60.00 in principal amount per share of common stock, subject to adjustment.

Automatic Conversion.................  We may elect to automatically convert some or all of the
                                       SNAPs on or prior to maturity if the closing price of our
                                       common stock has exceeded 145% of the conversion price, or
                                       $87.00, for at least 20 out of 30 consecutive trading days ending within five trading days before the notice of
                                       automatic conversion. If we elect to convert some or all of the SNAPs prior to November 15, 2002, we will also make an additional payment on the SNAPs.

Subordination........................  The SNAPs rank on parity with:

                                       -  our $300 million of 7% convertible subordinated
                                       debentures due 2005; and

                                       -  our $460 million of 5% convertible subordinated
                                          debentures due 2007.

                                       The SNAPs are effectively subordinated to all of our other
                                       Indebtedness and liabilities and do not restrict our ability to incur additional Indebtedness

Optional Redemption..................  We may redeem some or all of the SNAPs at any time on or after November 20, 2002 at a redemption price equal to 100%
                                       of the principal amount plus accrued and unpaid interest.

    The SNAPs are currently designated for trading on the Private Offerings, Resales and Trading through Automated Linkages, or Portal-SM-, Market. Our common stock is traded on the Nasdaq National Market under the symbol "SEPR". On January 8, 2002, the last reported sale price for our common stock on the Nasdaq National Market was $55.04 per share. The securities offered by this prospectus may be offered in negotiated transactions or otherwise, at negotiated prices or at the market prices prevailing at the time of sale.

    INVESTING IN THE SNAPS OR OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                             ---------------------

    THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           --------------------------


              The date of this Prospectus is               , 2002

    This prospectus incorporates important business information about Sepracor that is not included or delivered with this document. This information is available without charge to stockholders upon written or oral request. To request this information please contact us at 111 Locke Drive, Marlborough, Massachusetts 01752, attention: Executive Vice President, Finance and Administration, 508-481-6700. Also see "Where You Can Find More Information" in this prospectus.

                               TABLE OF CONTENTS


SEPRACOR INC................................................    1

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING
  INFORMATION...............................................    5

RISK FACTORS................................................    6

USE OF PROCEEDS.............................................   15

DEFICIENCY OF EARNINGS TO FIXED CHARGES.....................   15

DESCRIPTION OF SNAPs........................................   16

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS....   27

SELLING SECURITYHOLDERS.....................................   34

DESCRIPTION OF CAPITAL STOCK................................   36

PLAN OF DISTRIBUTION........................................   39

LEGAL MATTERS...............................................   40

EXPERTS.....................................................   40

ADDITIONAL FILINGS AND COMPANY INFORMATION..................   41

WHERE YOU CAN FIND MORE INFORMATION.........................   41

                                 SEPRACOR INC.

    We are a research-based pharmaceutical company focused on the discovery, development and commercialization of safer and more effective products that address large and growing markets and unmet medical needs. Our proprietary compounds are either:

    - single-isomer or active metabolite forms of existing drugs, which we refer to as improved chemical entities, or ICEs, or

    - new chemical entity compounds, which we refer to as NCEs, which are unrelated to currently marketed products.

    Our drug development program has yielded an extensive portfolio of drug candidates intended to treat a broad range of indications. We are concentrating our product development efforts in three therapeutic areas:

    - respiratory;

    - urology and gastroenterology; and

    - central nervous system disorders.

    In our isomer and metabolite development program, we identify existing drugs that might, in single-isomer or active metabolite forms, provide significant advances over existing therapies within the indications of the parent compound or in new indications. We then develop isomers or metabolites designed to offer benefits over both the parent drugs and competitive compounds, such as reduced side effects, improved therapeutic efficacy, effectiveness for new indications or improved dosage forms.

    NCE development typically encompasses a more traditional approach to drug development. In this program, we are seeking to discover novel compounds unrelated to existing commercial compounds but which have the potential to provide benefits over existing treatments or provide new therapies for diseases currently lacking effective treatment.

  SELF-MARKETED PRODUCTS AND PRODUCT CANDIDATES

    XOPENEX. In May 1999, we commercially introduced levalbuterol HCl, which we market under the name Xopenex-Registered Trademark-, for the treatment of reversible bronchospasm, or asthma. We sell Xopenex in the United States through our direct sales force and through a co-promotion agreement with Ross Products Division of Abbott Laboratories. We currently market Xopenex inhalation solution for nebulizer use in dosage strengths of 0.63 milligrams, or mg, and 1.25 mg. Xopenex is the first pharmaceutical product that we developed and commercialized.

    We have submitted, and the United States Food and Drug Administration, or FDA, has accepted and filed, a Supplemental New Drug Application seeking clearance to market Xopenex inhalation solution at lower dosage strengths for the treatment or prevention of bronchospasm in patients four to eleven years old. We included the results of a large-scale, 338-patient, randomized, double-blind, placebo-controlled, parallel-group, pediatric study in the supplemental filing to the FDA.

    We are developing additional delivery formulations for Xopenex. Currently, we are conducting large-scale studies for Xopenex in a hydrofluoroalkane, or HFA, metered dose inhaler in children, adolescents and adults.

    SOLTARA. In March 2001, we submitted a New Drug Application, or NDA, to the FDA for Soltara-TM- brand tecastemizole, formerly known as norastemizole, 15 mg and 30 mg capsules for the treatment of allergic rhinitis. We announced in May 2001 that the FDA accepted and filed the NDA for review. The NDA contained data from seven large-scale allergic rhinitis studies, more than 30 smaller clinical studies and 200 preclinical studies. Our clinical studies included patients with seasonal and perennial allergic rhinitis. In these studies, over 3,700 subjects were treated with Soltara at doses ranging from 2 mg to 300 mg. In addition to Soltara capsules, we are developing a Soltara pseudoephedrine combination product for the treatment of allergic rhinitis, and Soltara in a syrup and a rapidly dissolving tablet form. We anticipate selling Soltara, if approved, through our direct sales force.

COMPOUNDS UNDER DEVELOPMENT

    We are also developing the following compounds:

    ESOPICLONE -- We have completed 19 clinical studies, including three pivotal studies, of esopiclone, formerly known as (s)-zopiclone, for the treatment of insomnia, or sleep disorders. In these studies, the drug was successful in achieving the targeted endpoint of hypnotic efficacy, and it was well-tolerated. We intend to file an NDA for esopiclone, which, if approved, would be marketed under the name Estorra-TM-.

    (R,R)-FORMOTEROL -- In the third quarter of 2001, we commenced a Phase III clinical study of (R,R) formoterol inhalation solution for the treatment of bronchospasm in patients with obstructive airway disease.

    In our Phase II clinical study program for obstructive airway disease, including asthma and chronic obstructive pulmonary disease, or COPD, (R,R)-formoterol exhibited a rapid onset of action comparable to the short-acting bronchodilator, GlaxoSmithKline's Ventolin-Registered Trademark-, and a duration of action of up to 24 hours in all studies. In a Phase II, 340-patient, multi-dose, asthma study, (R,R)-formoterol, at a range of doses tested, significantly improved lung function (p< 0.001 versus placebo).

    (S)-OXYBUTYNIN -- We have initiated a 12-week, Phase III clinical study for
(S)-oxybutynin sustained release formulation for the treatment of overactive bladder. The study is expected to include approximately 850 patients at 70 sites throughout the United States. Earlier in 2001, we completed a pharmacokinetic and pharmacodynamic analysis of (S)-oxybutynin. Based on this analysis, the sustained-release formulation is designed to provide a more constant level of drug therapy and once-a-day dosing with less peak to trough variability and an improved therapeutic profile.

    (R)-SIBUTRAMINE METABOLITE -- We are conducting large-scale, Phase II studies of the (R)-sibutramine metabolite. In preclinical trials, the
(R)-sibutramine metabolite has been shown to be a potent serotonin, norepinephrine and dopamine reuptake inhibitor. We are conducting research to determine whether the compound would be effective for the treatment of depression and attention deficit hyperactivity disorder.

    (S)-SIBUTRAMINE METABOLITE -- We are currently conducting proof of concept studies investigating the use of the (S)-sibutramine metabolite for the treatment of sexual dysfunction. In our preclinical IN VITRO studies, the
(S)-sibutramine metabolite was a potent inhibitor of both dopamine and norepinephrine, which have the potential to improve both erectile and ejaculatory dysfunction.

    During 2001, we submitted two Investigational New Drug Applications, or INDs, to the FDA. The first IND is for SEP174559, a novel anxiolytic with the potential of treating both acute and chronic anxiety syndromes. Preclinical data suggests that SEP174559 may provide a rapid onset of action without the sedation observed with existing treatments.

    We have also submitted an IND for (S)-amlodipine, an isomer of amlodipine. Amlodipine is marketed by Pfizer Inc., which we refer to as Pfizer, as Norvasc-Registered Trademark- and is the leading calcium antagonist used for the treatment of hypertension and angina. Preclinical models have indicated that
(S)-amlodipine could be effective for the treatment of hypertension and may provide significantly less peripheral edema, which is swelling of the legs and ankles.

    We are conducting research to prepare an IND filing for SEP167864, a potent analgesic, or pain reliever, which in preclinical models indicated less respiratory and central nervous system depression, constipation and nausea than leading opiate analgesic products.

    In addition, we are conducting research on a number of new drug candidates, including a selective dopamine reuptake inhibitor. These candidates are SEP174603, a compound for the treatment of a range of central nervous system and psychiatric disorders, and SEP 200421, the parent compound of which has demonstrated effectiveness in the control of sleep apnea in animal models.

  PARTNERED PRODUCTS AND PRODUCT CANDIDATES

    Our strategy for commercializing isomers and metabolites includes collaboration agreements with major pharmaceutical companies for selected products. We typically seek partners that have composition-of-matter patent positions for the licensed drugs or marketing and distribution strength in the market served by the drug. Our agreements with pharmaceutical companies include the following:

    AVENTIS, FOR FEXOFENADINE -- We have an agreement with Aventis for fexofenadine, which is marketed as Allegra-Registered Trademark- brand fexofenadine HCl, a non-sedating antihistamine for the treatment of allergies. We are receiving royalties from Aventis for sales of Allegra in the United States, Japan, Europe, Canada and Australia, and on sales in additional countries where we hold patents related to fexofenadine.

    SCHERING-PLOUGH CORPORATION, FOR DESLORATADINE -- On January 19, 2001, Schering-Plough Corporation, which we refer to as Schering, received an approvable letter from the FDA for desloratadine, to be marketed as Clarinex-TM-Tablets, for the treatment of seasonal allergic rhinitis. Desloratadine is an active metabolite of Schering's Claritin. Schering reported in the first quarter of 2001 that the FDA had advised the company that good manufacturing practices deficiencies cited in facility inspection reports must be resolved prior to granting approval of Schering's pending NDA for Clarinex Tablets. On December 21, 2001, we announced that Schering had reported that Clarinex 5mg tablets for the treatment of seasonal allergic rhinitis in adults and children 12 years of age and older had received marketing clearance from the FDA. We are entitled to receive royalties on sales of Clarinex upon launch of the product in the United States.

    UCB, FOR LEVOCETIRIZINE -- In September 2001, UCB Farchim SA, which we refer to as UCB, announced that the European Union, or EU, member states granted a positive opinion for levocetirizine, a single isomer of Zyrtec-Registered Trademark-, for the treatment of symptoms of seasonal allergic rhinitis, perennial allergic rhinitis and chronic idiopathic urticaria, or hives, in adults and children aged six years and older. Levocetirizine has been marketed in Germany since February 2001 under the brand name Xusal-TM-, and we expect that it will be launched in 15 other EU member states in the coming months under the brand name Xyzal-TM-. We are receiving royalties on product sales in Germany and are entitled to earn royalties on sales in other EU member states upon launch.

    JANSSEN PHARMACEUTICA, FOR TICALOPRIDE -- We have a license agreement with Janssen Pharmaceutica, N.V., a wholly-owned subsidiary of Johnson & Johnson, which we refer to as Janssen, for the use of ticalopride, formerly known as norcisapride, for the treatment of gastroesophageal reflux disease, or GERD. Ticalopride is a metabolite of Johnson & Johnson's Propulsid-TM-. In the second quarter of 2001, we were notified by Janssen that it was suspending two Phase II trials to evaluate the efficacy and safety of ticalopride in subjects with GERD or gastroparesis pending further analysis of a small number of adverse events reported in GERD and diabetic patients. We continue to work with Johnson & Johnson to assess the data from the suspended Phase II trials of ticalopride.

  RECENT DEVELOPMENTS



    On January 23, 2002, we announced the following consolidated financial results for the fourth quarter and year ended December 31, 2001:



    For the fourth quarter of 2001, we recorded revenues of $37.3 million, of which revenues from pharmaceutical product sales were approximately
$32.2 million. The net loss for the fourth quarter of 2001 was $102.3 million, or $1.31 per share. These consolidated results compare with consolidated revenues of $24.4 million, of which revenues from pharmaceutical product sales were approximately $22.6 million, and a net loss of $73.4 million, or $1.00 per share, for the fourth quarter of 2000.



    For the year ended December 31, 2001, our consolidated revenues were $152.1 million, of which revenues from pharmaceutical product sales were approximately $122.2 million. The net loss for the year ended December 31, 2001 was $224.0 million, or $2.89 per share. These results compare with consolidated revenues of $85.2 million, of which revenues from pharmaceutical product sales were approximately $55.1 million, and a net loss of $204.0 million, or $2.80 per share, for the year ended December 31, 2000.



    As of December 31, 2001, we had approximately $904.4 million in consolidated cash, cash equivalents and marketable securities.


  OUR ADDRESS

    We were incorporated in Delaware in 1984. The mailing address of our principal executive offices is 111 Locke Drive, Marlborough, Massachusetts 01752 and our telephone number is 508-481-6700.

          CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

    Certain statements in this prospectus and in the documents incorporated by reference may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties and are based on beliefs and assumptions of Sepracor, based on information currently available to our management. For this purpose, any statements contained herein or incorporated herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "plans," "expects" and similar expressions are intended to identify forward-looking statements. Actual results may vary materially from those we express in forward looking statements. Factors which could cause actual results to differ from expectations include those set forth under "Risk Factors."

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS BEFORE MAKING AN INVESTMENT DECISION. YOU SHOULD ALSO REFER TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS. THE RISKS DESCRIBED BELOW ARE NOT THE ONLY ONES FACING SEPRACOR. ADDITIONAL RISKS NOT CURRENTLY KNOWN OR THAT WE CURRENTLY BELIEVE TO BE IMMATERIAL MAY ALSO ADVERSELY AFFECT OUR BUSINESS. IF ANY OF THESE RISKS OCCUR, OUR BUSINESS AND OPERATING RESULTS COULD BE HARMED AND THE VALUE OF YOUR INVESTMENT COULD BE SIGNIFICANTLY ADVERSELY AFFECTED. SOME RISKS THAT COULD CAUSE OUR RESULTS TO VARY ARE DISCUSSED BELOW.

WE HAVE NEVER BEEN PROFITABLE AND WE MAY NOT BE ABLE TO GENERATE REVENUES SUFFICIENT TO ACHIEVE PROFITABILITY.

    We have not been profitable since inception, and it is possible that we will not achieve profitability. We incurred net losses applicable to common shares on a consolidated basis of approximately $121.7 million for the nine months ended September 30, 2001, $204.0 million for the year ended December 31, 2000 and $183.1 million for the year ended December 31, 1999. We expect to continue to incur significant operating and capital expenditures. As a result, we will need to generate significant revenues to achieve and maintain profitability. We cannot assure you that we will achieve significant revenues or that we will ever achieve profitability. Even if we do achieve profitability, we cannot assure you that we can sustain or increase profitability on a quarterly or annual basis in the future. If revenues grow more slowly than we anticipate or if operating expenses exceed our expectations or cannot be adjusted accordingly, our business, results of operations and financial conditions will be materially and adversely affected.

IF WE OR OUR DEVELOPMENT PARTNERS ARE NOT SUCCESSFUL IN DEVELOPING AND COMMERCIALIZING OUR PRINCIPAL PRODUCTS UNDER DEVELOPMENT, THEN OUR ABILITY TO BECOME PROFITABLE WILL BE ADVERSELY AFFECTED.

    Our ability to achieve profitability will depend in large part on successful commercialization of our initial products and successful development and commercialization of principal products under development. Failure to successfully commercialize our products and products under development by us and our development partners may have a material adverse effect on our business. As a result, our revenues will be adversely affected. We are entitled to receive royalties on sales, if any, of ticalopride under an agreement with Janssen for ticalopride. In April 2001, Janssen announced that it had suspended clinical trials of ticalopride pending further analysis of a small number of adverse events reported in patients. We are entitled to receive royalties on sales, if any, of desloratadine under an agreement with Schering for desloratadine. On December 21, 2001, we announced that Schering had reported that Clarinex 5mg tablets for the treatment of seasonal allergic rhinitis in adults and children 12 years of age and older had received marketing clearance from the FDA. We do not know if or when ticalopride may be approved or the timing of commercialization of destoratadine or ticalopride. In addition, if other collaborative development arrangements are terminated or commercialization efforts under those agreements are delayed or are unsuccessful, then successful commercialization of our products under development may be delayed or terminated, which could have a material adverse effect on our business.

    In May 2001, an advisory panel to the FDA recommended that the FDA allow certain popular allergy medications to be sold without a prescription. The FDA may or may not accept the recommendation of the advisory panel. If the FDA approves the sale of these allergy medications without prescription, our business may be adversely affected because royalty revenues may be reduced and the market for prescription drugs, including Soltara brand tecastemizole, may be adversely affected.

WE WILL BE REQUIRED TO EXPEND SIGNIFICANT RESOURCES FOR RESEARCH, DEVELOPMENT, TESTING AND REGULATORY APPROVAL OF OUR DRUGS UNDER DEVELOPMENT AND THESE DRUGS MAY NOT BE DEVELOPED SUCCESSFULLY.

    We develop and commercialize proprietary pharmaceutical products for the primary care and specialty markets. Most of our drug candidates are still undergoing clinical trials or are in the early stages of development. Our ICE drugs may not provide greater benefits or fewer side effects than the original versions of these drugs and our research efforts may not lead to the discovery of new drugs with benefits over existing treatments or development of new therapies. All of our drugs under development will require significant additional research, development, preclinical and/or clinical testing, regulatory approval and a commitment of significant additional resources prior to their commercialization. Our potential products may not:

    - be developed successfully;

    - be proven safe and efficacious in clinical trials;

    - offer therapeutic or other improvements over comparable drugs;

    - meet applicable regulatory standards;

    - be capable of being produced in commercial quantities at acceptable costs; or

    - be successfully marketed.

IF WE FAIL TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS OR FACE A CLAIM OF INTELLECTUAL PROPERTY INFRINGEMENT BY A THIRD PARTY, THEN WE COULD LOSE VALUABLE INTELLECTUAL PROPERTY RIGHTS, BE LIABLE FOR SIGNIFICANT DAMAGES OR BE PREVENTED FROM COMMERCIALIZING OUR PRODUCTS.

    Our success depends in part on our ability to obtain and maintain patents, protect trade secrets and operate without infringing upon the proprietary rights of others. In the absence of patent and trade secret protection, competitors may adversely affect our business by independently developing and marketing substantially equivalent products and technology and preventing us from marketing our products. It is also possible that we could incur substantial costs in litigation if we are required to defend ourselves in patent suits brought by third parties, or if we are required to initiate litigation against others to protect our intellectual property rights.

    We have filed patent applications covering composition of, methods of making and methods of using, single-isomer or active-metabolite forms of various compounds for specific applications. Our revenues under collaboration agreements with pharmaceutical companies depend in part on the existence and scope of issued patents. However, we may not be issued patents based on the patent applications already filed or that we file in the future, and if patents are issued, they may be insufficient in scope to cover the products licensed under these collaboration agreements. Moreover, the patent position of companies in the pharmaceutical industry generally involves complex legal and factual questions, and recently has been the subject of much litigation. Legal standards relating to the scope and validity of patent claims are evolving. Any patents we have obtained, or obtain in the future, may be challenged, invalidated or circumvented. Moreover, the United States Patent and Trademark Office, which we refer to as the PTO, may commence interference proceedings involving our patents or patent applications. Any challenge to, or invalidation or circumvention of, our patents or patent applications could have a material adverse effect on our business.

    Our ability to commercialize any drug successfully will largely depend upon our ability to obtain and maintain patents of sufficient scope to prevent third parties from developing similar or competitive products. Third parties, typically drug companies, hold patents or patent applications covering the composition of matter for most of the drug candidates for which we have patents or patent applications covering compositions, methods of making and uses. Third parties also hold patents relating to drug delivery technology that may be necessary for the development of some of our drug candidates. In each of these cases, unless we have or obtain a license agreement, we generally may not commercialize the drug candidates until these third party patents expire. Licenses may not be available to us on acceptable terms, if at all. In addition, it would be costly for us to contest the validity of a third party patent or defend any claim that we infringe a third party patent. Moreover, litigation involving third party patents may not be resolved in our favor. Such contests and litigation may have a material adverse effect on our business.

IF OUR PRODUCTS DO NOT RECEIVE GOVERNMENT APPROVAL, THEN WE WILL NOT BE ABLE TO COMMERCIALIZE THEM.

    The FDA, and similar foreign agencies, must approve the marketing and sale of pharmaceutical products developed by us or our development partners. These agencies impose substantial requirements on the manufacture and marketing of drugs. In addition, although many of our development programs rely on existing third-party data to support regulatory approvals, there can be no assurance that the FDA or similar foreign agencies will deem the existing data adequate to support approval of our product candidates. The FDA may require us to undertake unanticipated or additional preclinical and clinical studies before they accept for filing, or approve, any application filed by us. Any unanticipated preclinical and clinical studies we are required to undertake could result in a significant delay in commercialization or an increase in the funds we will require to advance our products to commercialization. In addition, the failure by us or our collaborative development partners to obtain regulatory approval on a timely basis or, the attempt by us or our collaborative development partners to receive regulatory approval to achieve labeling objectives, could adversely affect the timing of the commercial introduction of, or our ability to market and sell, our products. We are entitled to receive royalties on sales, if any, of desloratadine under the agreement with Schering for desloratadine. In February 2001, Schering announced that it had been advised by the FDA that current good manufacturing practices deficiencies cited by the FDA would need to be resolved prior to FDA approval of desloratadine. We do not know if or when the product may be approved, or the timing of commercialization of desloratadine.

THE REGULATORY PROCESS TO OBTAIN MARKETING APPROVAL REQUIRES CLINICAL TRIALS OF A PRODUCT TO ESTABLISH ITS SAFETY AND EFFICACY.

    Problems that may arise during clinical trials include:

    - results of clinical trials may not be consistent with preclinical study results;

    - results from later phases of clinical trials may not be consistent with the results from earlier phases; and

    - products may not be shown to be safe and efficacious.

    Even if the FDA or similar foreign agencies grant us regulatory approval of a product, the approval may take longer than we anticipate and may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly post-marketing follow-up studies. Moreover, if we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

THE DEVELOPMENT AND COMMERCIALIZATION OF OUR PRODUCTS COULD BE DELAYED OR TERMINATED IF OUR COLLABORATION PARTNERS TERMINATE, SUSPEND ACTIVITY OR FAIL TO PERFORM THEIR OBLIGATIONS UNDER THEIR AGREEMENTS WITH US OR IF ANY OF OUR COLLABORATION AGREEMENTS IS SUBJECT TO LENGTHY GOVERNMENT REVIEW.

    We have entered into collaboration arrangements with pharmaceutical companies. Our revenues under these collaboration arrangements will consist primarily of royalties on sales of products. Any such payments and royalties will depend in large part on the development and commercialization efforts of our collaboration partners, which we cannot control. If any of our collaboration partners does not devote sufficient time and resources to, or suspends activity under, its collaboration arrangement with us, we may not realize the potential commercial benefits of the arrangement, and our results of operations may be adversely affected. In addition, if regulatory approval of any product candidate under development by our collaboration partners is delayed or limited, we may not realize or may be delayed in realizing the potential commercial benefits of the arrangement. If any of our collaboration partners was to breach or terminate its agreement with us or fail to perform its obligations to us in a timely manner, the development and commercialization of the products could be delayed or terminated. Any failure or inability by us to perform, or any breach by us in our performance of, our obligations under a collaboration agreement could reduce or extinguish the benefits to which we are otherwise entitled under the agreement. Any delay or termination of this type could have a material adverse effect on our financial condition and results of operations because we may be required to expend additional funds to bring our products to commercialization, we may lose technology rights and milestone or royalty payments from collaboration partners or revenue from product sales, if any, could be delayed or terminated. We are entitled to receive royalties on sales, if any, of ticalopride under the agreement with Janssen for ticalopride, in countries where we have issued patents covering Janssen's intended use of ticalopride. In April 2001, Janssen announced that it had suspended clinical trials of ticalopride pending further analysis of a small number of adverse events reported in patients.

    Development and commercialization of some of our product candidates may depend on our ability to enter into additional collaboration agreements with pharmaceutical companies to fund all or part of the costs of development and commercialization of these product candidates. We may not be able to enter into collaboration agreements and the terms of the collaboration agreements, if any, may not be favorable to us. The inability to enter into collaboration agreements could delay or preclude the development, manufacture and/or marketing of some of our drugs and could have a material adverse effect on our financial condition and results of operations because:

    - we may be required to expend additional funds to advance the drugs to commercialization;

    - revenues from product sales could be delayed; or

    - we may elect not to commercialize the drugs.

    We are required to file a notice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the HSR Act, for certain agreements containing exclusive license grants and to delay the effectiveness of any such exclusive license until the expiration or earlier termination of the notice and waiting period under the HSR Act. If the expiration or termination of the notice and waiting period under the HSR Act is delayed because of lengthy government review, or if the Federal Trade Commission or Department of Justice successfully challenges such a license, development and commercialization could be delayed or precluded and our business could be adversely affected.

WE HAVE LIMITED SALES AND MARKETING EXPERIENCE AND EXPECT TO INCUR SIGNIFICANT EXPENSES IN EXPANDING OUR SALES FORCE. WE ALSO RELY ON THIRD PARTIES FOR SALES OF OUR PRODUCTS. IN ADDITION, OUR LIMITED SALES AND MARKETING EXPERIENCE MAY RESTRICT OUR SUCCESS IN COMMERCIALIZING OUR PRODUCTS.

    We currently have limited marketing and sales experience. If we successfully develop and obtain regulatory approval for the products we are currently developing, we may license some of them to large pharmaceutical companies or market and sell through our direct sales force or through other arrangements, including co-promotion arrangements. We have established a direct sales force to market Xopenex. We also expect to use a direct sales force to market Soltara brand tecastemizole if approved. As we begin to enter into co-promotion arrangements or market and sell additional products directly, we will need to significantly expand our sales force. Our limited experience in developing, maintaining and expanding a direct sales force may restrict our success in commercializing our products. We expect to incur significant expense in expanding our direct sales force. With respect to products under development, such as Soltara brand tecastemizole, we expect to incur significant costs in developing a sales force before the product has been approved for marketing.

    Our ability to realize significant revenues from direct marketing and sales activities depends on our ability to attract and retain qualified sales personnel in the pharmaceutical industry and competition for these persons is intense. If we are unable to attract and retain qualified sales personnel, we will not be able to successfully expand our marketing and direct sales force on a timely or cost effective basis. We may also need to enter into additional co-promotion arrangements with third parties where our own direct sales force is neither well situated nor large enough to achieve maximum penetration in the market. We may not be successful in entering into any co-promotion arrangements, and the terms of any co-promotion arrangements may not be favorable to us. We depend in large part on a third party sales organization for sales of Xopenex and we may contract with third party contract sales organizations in the future for other products if successfully developed, including Soltara brand tecastemizole. We cannot control the level of effort and quality of service provided by co-promoters or any third party sales force. If the level of effort and/or quality of service provided by these third parties is not adequate, our revenues would be adversely affected.

IF WE DO NOT MAINTAIN CURRENT GOOD MANUFACTURING PRACTICES, THEN THE FDA COULD REFUSE TO APPROVE MARKETING APPLICATIONS. WE DO NOT HAVE THE CAPABILITY TO MANUFACTURE IN SUFFICIENT QUANTITIES ALL OF THE PRODUCTS WHICH MAY BE APPROVED FOR SALE, AND DEVELOPING AND OBTAINING THIS CAPABILITY WILL BE TIME CONSUMING AND EXPENSIVE.

    The FDA and other regulatory authorities require that our products be manufactured according to their good manufacturing practice regulations. The failure by us, our collaborative development partners or third party manufacturers to maintain current good manufacturing practices compliance and/or our failure to scale up our manufacturing processes could lead to refusal by the FDA to approve marketing applications. Failure in either respect could also be the basis for action by the FDA to withdraw approvals previously granted and for other regulatory action.

    Failure to increase our manufacturing capabilities may mean that even if we develop promising new products, we may not be able to produce them. We currently operate a manufacturing plant that is compliant with current good manufacturing practice regulations that we believe can produce commercial quantities of Xopenex and support the production of our other possible products in amounts needed for our clinical trials. However, we will not have the capability to manufacture in sufficient quantities all of the products which may be approved for sale. Accordingly, we will be required to spend money to expand our current manufacturing facility, build an additional manufacturing facility or contract the production of these drugs to third-party manufacturers.

OUR RELIANCE ON A THIRD-PARTY MANUFACTURER COULD ADVERSELY AFFECT OUR ABILITY TO MEET OUR CUSTOMERS' DEMANDS.

    Automatic Liquid Packaging, a division of Cardinal Health, Inc., is currently the sole finished goods manufacturer of our product Xopenex. If Automatic Liquid Packaging experiences delays or difficulties in producing, packaging or delivering Xopenex, we could be unable to meet our customers' demands for Xopenex, which could lead to customer dissatisfaction and damage to our reputation. Furthermore, if we are required to change manufacturers, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer could negatively affect our ability to produce Xopenex in a timely manner or within budget.

IF WE OR OUR COLLABORATION PARTNERS FAIL TO OBTAIN AN ADEQUATE LEVEL OF REIMBURSEMENT FOR OUR FUTURE PRODUCTS OR SERVICES BY THIRD PARTY PAYORS, THERE MAY BE NO COMMERCIALLY VIABLE MARKETS FOR OUR PRODUCTS OR SERVICES.

    The availability and amounts of reimbursement by governmental and other third party payors affects the market for any pharmaceutical product or service. These third party payors continually attempt to contain or reduce the costs of healthcare by challenging the prices charged for medical products and services. In certain foreign countries, including the countries of the EU, the pricing of prescription pharmaceuticals is subject to governmental control. We may not be able to sell our products profitably if reimbursement is unavailable or limited in scope or amount.

    In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system. Further proposals are likely. The potential for adoption of these proposals affects or will affect our ability to raise capital, obtain additional collaboration partners and market our products. We expect to experience pricing pressure for our existing products and any future products for which marketing approval is obtained due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative proposals.

WE COULD BE EXPOSED TO SIGNIFICANT LIABILITY CLAIMS THAT COULD PREVENT OR INTERFERE WITH OUR PRODUCT COMMERCIALIZATION EFFORTS.

    We may be subjected to product liability claims that arise through the testing, manufacturing, marketing and sale of human health care products. These claims could expose us to significant liabilities that could prevent or interfere with our product commercialization efforts. Product liability claims could require us to spend significant time and money in litigation or to pay significant damages. Although we maintain product liability insurance coverage for both the clinical trials and commercialization of our products, it is possible that we will not be able to obtain further product liability insurance on acceptable terms, if at all, and that our insurance coverage may not provide adequate coverage against all potential claims.

IF SUFFICIENT FUNDS TO FINANCE OUR BUSINESS ARE NOT AVAILABLE TO US WHEN NEEDED OR ON ACCEPTABLE TERMS, THEN WE MAY BE REQUIRED TO DELAY, SCALE BACK, ELIMINATE OR ALTER OUR STRATEGY FOR OUR PROGRAMS.

    We may require additional funds for our research and product development programs, operating expenses, the pursuit of regulatory approvals, license or acquisition opportunities and the expansion of our production, sales and marketing capabilities. Historically, we have satisfied our funding needs through collaboration arrangements with corporate partners and equity and debt financings. These funding sources may not be available to us when needed in the future, and, if available, they may not be on terms acceptable to us. Insufficient funds could require us to delay, scale back or eliminate certain of our research and product development programs or to license third parties to commercialize products or technologies that we would otherwise develop or commercialize ourselves. Our cash requirements may vary materially from those now planned because of factors including:

    - increased research and development expenses;

    - patent developments;

    - licensing or acquisition opportunities;

    - relationships with collaboration partners;

    - the FDA regulatory process;

    - our capital requirements; and

    - selling, marketing and manufacturing expenses in connection with commercialization of products.

WE EXPECT TO FACE INTENSE COMPETITION AND OUR COMPETITORS HAVE GREATER RESOURCES AND CAPABILITIES THAN WE HAVE.

    Developments by others may render our products or technologies obsolete or noncompetitive. We expect to encounter intense competition in the sale of our current and future products. If we are unable to compete effectively, our financial condition and results of operations could be materially adversely affected because we may use our financial resources to seek to differentiate ourselves from our competition and because we may not achieve our product revenue objectives. Many of our competitors and potential competitors, which include pharmaceutical companies, biotechnology firms, universities and other research institutions, have substantially greater resources, manufacturing and marketing capabilities, research and development staff and production facilities than we have. The fields in which we compete are subject to rapid and substantial technological change. Our competitors may be able to respond more quickly to new or emerging technologies or to devote greater resources to the development, manufacture and marketing of new products and/or technologies than we can. As a result, any products and/or technologies that we develop may become obsolete or noncompetitive before we can recover expenses incurred in connection with their development.

FLUCTUATIONS IN THE DEMAND FOR PRODUCTS, THE TIMING OF COLLABORATION ARRANGEMENTS AND REGULATORY APPROVAL, ANY TERMINATION OF DEVELOPMENT EFFORTS, EXPENSES AND THE RESULTS OF OPERATIONS OF OUR SUBSIDIARIES WILL CAUSE FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS, WHICH COULD CAUSE VOLATILITY IN OUR STOCK PRICE.

    Our quarterly operating results are likely to fluctuate significantly, which could cause our stock price to be volatile. These fluctuations will depend on factors which include:

    - the success and timing of regulatory filings and approvals for products developed by us or our collaboration partners or for collaborative agreements;

    - the timing of collaboration agreements for development of our pharmaceutical candidates and development costs for those pharmaceuticals;

    - the termination of development efforts of any product under development or any collaboration agreement;

    - the timing of receipt of up front, milestone or royalty payments under collaboration agreements;

    - the timing of product sales and market penetration;

    - the timing of operating expenses, including selling and marketing expenses and the costs of expanding and maintaining a direct sales force; and

    - the timing of expenses we may incur with respect to any license or acquisitions of products or technologies.

WE HAVE SIGNIFICANT LONG-TERM DEBT, AND WE MAY NOT BE ABLE TO MAKE INTEREST OR PRINCIPAL PAYMENTS WHEN DUE.

    As of September 30, 2001, our total long-term debt was approximately
$760.8 million and our stockholders' equity (deficit) was ($226.8) million. In November and December 2001 we issued an aggregate of $500.0 million in aggregate principal amount of 5 3/4% convertible subordinated notes with auto-conversion provision due 2006, which we refer to herein as the SNAPs. Neither the 7% convertible subordinated debentures due 2005, the 5% convertible subordinated debentures due 2007 nor the SNAPs restrict our ability or our subsidiaries' ability to incur additional indebtedness, including debt that ranks senior to the 7% debentures, the 5% debentures or the SNAPs. Additional indebtedness that we incur may rank senior to or on parity with these debentures and SNAPs in certain circumstances. Our ability to satisfy our obligations will depend upon our future performance, which is subject to many factors, including factors beyond our control. The conversion price for the 7% debentures is $62.4375, the conversion price for the 5% debentures is $92.38 and the conversion price for the SNAPs is $60.00. If the market price for our common stock does not exceed the conversion price, the holders of the debentures or SNAPs may not convert their securities into common stock. It is possible that we will be unable to meet our debt service requirements on any of our outstanding debentures or SNAPs. Moreover, we may be unable to repay any of our outstanding debentures or SNAPs at maturity or otherwise in accordance with the debt instruments.

    Historically, we have had negative cash flow from operations. For the nine months ended September 30, 2001, net cash used in operating activities was approximately $159.2 million. The annual debt service on our debentures and SNAPs, assuming these securities are not converted, will be approximately
$72.75 million. Unless we are able to generate sufficient operating cash flow to service the debentures and the SNAPs, we will be required to raise additional funds.

THE SNAPS ARE UNSECURED AND, IN THE EVENT OF OUR INSOLVENCY, LIQUIDATION OR SIMILAR EVENT, WE MUST PAY IN FULL OUR SENIOR OBLIGATIONS BEFORE WE CAN MAKE PAYMENTS ON THE SNAPS.

    The SNAPs are unsecured and subordinated to our existing and future senior obligations. In the event of our insolvency, liquidation, reorganization or payment default on senior obligations, we will not be able to make payments on the SNAPs until we have paid in full all of our senior obligations. We may, therefore, not have sufficient assets to pay the amounts due on the SNAPs. We are not prohibited from incurring debt under the indenture for the SNAPs, including debt senior to, on a parity with or subordinate to, the SNAPs. If we incur additional debt, our ability to pay amounts due on the SNAPs could be adversely affected. As of September 30, 2001, we had approximately $2.2 million of senior obligations. We may also incur additional debt in the future. In addition, under our senior obligations, we must maintain minimum levels of unencumbered cash balances that could further limit our ability to pay the amounts due on the SNAPs. The SNAPs are further described on page 15.

OUR STOCK PRICE COULD BE HIGHLY VOLATILE, WHICH COULD CAUSE YOU TO LOSE PART OR ALL OF YOUR INVESTMENT.

    The market price of our common stock, like that of the common stock of many other pharmaceutical and biotechnology companies, may be highly volatile. In addition, the stock market has experienced extreme price and volume fluctuations. This volatility has significantly affected the market prices of securities of many pharmaceutical and biotechnology companies for reasons frequently unrelated to or disproportionate to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock and the SNAPs. Prices for our common stock will be determined in the marketplace and may be influenced by many factors, including variations in our financial results and investors' perceptions of us, changes in recommendations by securities analysts as well as their perceptions of general economic, industry and market conditions.

WE MAY BE REQUIRED TO REPURCHASE THE SNAPS UPON A FUNDAMENTAL CHANGE.

    You may require us to repurchase all or any portion of your SNAPs upon the occurrence of certain events constituting a fundamental change, as defined under "Description of SNAPs". We may not have sufficient cash funds to repurchase the SNAPs upon such a fundamental change. Future debt agreements may prohibit us from repaying the repurchase price upon a fundamental change. If we are prohibited from repurchasing the SNAPs under our debt agreements, we could seek consent from our lenders to repurchase the SNAPs. If we are unable to obtain their consent, we could attempt to refinance the SNAPs. If we were unable to obtain a consent or refinance, we would be prohibited from repurchasing the SNAPs. If we were unable to repurchase the SNAPs upon a fundamental change, it would result in an event of default under the indenture. An event of default under the indenture could result in a further event of default under our other then-existing debt. In addition, the occurrence of the fundamental change may be an event of default under our other debt. As a result, we would be prohibited from paying amounts due on the SNAPs under the subordination provisions of the indenture. The SNAPs are further described on page 15.

WE SUBSTANTIALLY INCREASED OUR INDEBTEDNESS AS A RESULT OF THE SALE OF THE
SNAPS.

    As a result of the sale of the SNAPs, we incurred $500.0 million of additional indebtedness. We may incur substantial additional indebtedness in the future. The level of our indebtedness, among other things, could:

    - make it difficult for us to make payments on the SNAPs;

    - make it difficult for us to obtain any necessary financing in the future for working capital, capital expenditure, debt service requirements or other purposes;

    - limit our flexibility in planning for, or reacting to changes in, our business; and

    - make us more vulnerable in the event of a downturn in our business.

    We cannot assure you that we will be able to meet our debt service obligations, including our obligations under the SNAPs.

THERE MAY NOT BE A SUFFICIENT TRADING MARKET FOR THE SNAPS AND TRANSFERS OF THE SNAPS MAY BE RESTRICTED.

    The SNAPs are eligible for trading on the Portal-SM- Market. Although the initial purchaser of the SNAPs has advised us that it intends to make a market in the SNAPs, it is not obligated to do so. The initial purchaser could stop making a market at any time without notice. We have not and do not intend to apply for listing of the SNAPs on any securities exchange or other stock market.

                                USE OF PROCEEDS

    All of the SNAPs and the shares of our common stock issuable upon conversion of the SNAPs are being sold by the selling securityholders or by their pledgees, donees, transferees or other successors in interest. We will not receive any proceeds from the sale of the SNAPs or the shares of our common stock issuable upon conversion of the SNAPs.

                    DEFICIENCY OF EARNINGS TO FIXED CHARGES
                                 (In Thousands)

    We have not recorded earnings for any of the five years ended December 31, 2000 or for the nine months ended September 30, 2001 and therefore are unable to cover fixed charges. Earnings (loss) consists of net (loss) from operations before minority interest and equity in investee gains (losses) plus fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs, accrued dividends on preferred stock and a portion of rental expense that we believe to be representative of interest. The following table discloses our dollar coverage deficiency. The ratio of earnings to fixed charges is not shown since the ratio is less than 1:1 in each year and period.

                                                                                                NINE MONTHS
                                                     YEAR ENDED DECEMBER 31,                       ENDED
                                      ------------------------------------------------------   SEPTEMBER 30,
                                        1996       1997       1998       1999        2000          2001
                                      --------   --------   --------   ---------   ---------   -------------
Ratio of earnings to fixed
  charges...........................        --         --         --          --          --            --

Coverage deficiency to attain a
  ratio of 1:1......................  $(43,879)  $(22,122)  $(86,124)  $(180,906)  $(211,138)    $(123,086)

                              DESCRIPTION OF SNAPS

    GENERAL

    We issued the SNAPs under an indenture dated as of November 14, 2001 between Sepracor and JPMorgan Chase Bank, as trustee. We are required under the registration rights agreement with the initial purchaser to register the resale of the SNAPs and the common stock underlying the SNAPs on a registration statement. We have summarized selected provisions of the indenture, the SNAPs and the registration rights agreement relating to the registration of the SNAPs below. This is a summary and is not complete. It does not contain certain exceptions and qualifications contained in the indenture, the SNAPs and the registration rights agreement. You should read the indenture, form of SNAPs and registration rights agreement which we have filed with the SEC for provisions that may be important to you. Please read "Where You Can Find More Information" on page 40. The following capitalized terms are defined on pages 24 to 25:
Designated Senior Obligations, Fundamental Change, Indebtedness and Senior Obligations.

    The SNAPs will mature on November 15, 2006. The SNAPs bear interest at a rate of 5 3/4% per year. We will:

    - pay interest semi-annually on May 15 and November 15 of each year, commencing May 15, 2002;

    - pay interest to the person in whose name the SNAP is registered at the close of business on the May 1 or November 1 preceding the interest payment date;

    - compute interest on the basis of a 360-day year consisting of twelve 30-day months; and

    - make payments by wire transfer for SNAPs held by the Depository Trust Company, or DTC, or its nominee or by check mailed to the address of the person entitled to payment as it appears on the SNAP register provided that a holder of SNAPs with an aggregate principal amount in excess of $2.0 million shall, at the written election of that holder, be paid by wire transfer.

    BOOK ENTRY; DELIVERY AND FORM

    The SNAPs will initially be represented by one or more permanent SNAPs in definitive, fully registered book-entry form and which are referred to as global SNAPs. The global SNAPs will be registered in the name of Cede & Co., as DTC's nominee. Qualified institutional buyers, as defined in Rule 144A under the Securities Act, who purchased SNAPs in reliance on Rule 144A may hold their interest in the global SNAPs through a custodian or DTC for credit to the respective accounts of the acquirors or to other accounts as they may direct DTC.

    THE GLOBAL SNAPS

    We expect that under procedures established by DTC

    - upon deposit of the global SNAPs with DTC or its custodian, DTC will credit on its internal system applicable portions of the global SNAPs to the respective accounts of persons who have accounts with DTC; and

    - ownership of the SNAPs will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of persons who have accounts with DTC, which we refer to as participants, and the records of participants in DTC, with respect to interests of persons other than participants in DTC.

    So long as DTC or its nominee is the registered owner or holder of any of the SNAPs, DTC or its nominee will be considered the sole owner or holder of the SNAPs represented by the global SNAPs for all purposes under the indenture and under the SNAPs represented thereby. No beneficial owner of an interest in the global SNAPs will be able to transfer the interest except in accordance with the applicable procedures of DTC, except as provided for under the indenture.

    Payments on the SNAPs represented by the global SNAPs will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of Sepracor, the trustee or any paying agent under the indenture will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global SNAPs or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

    We expect that DTC or its nominee, upon receipt of any payment on the SNAPs represented by the global SNAPs, will credit participants' accounts with payment in amounts proportionate to their respective beneficial interests in the global SNAPs as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global SNAPs held through these participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for the customers. This payment to the beneficial owner will be the responsibility of the participant holding the beneficial interest.

    Transfer between participants in DTC will be effected in accordance with DTC rules and will be settled in immediately available funds. If a holder requires and is entitled to physical delivery of a certificated security for any reason, the holder must transfer its interest in the global SNAPs in accordance with the normal procedures of DTC and the procedures in the indenture.

    None of Sepracor, the trustee or any registrar, paying agent or conversion agent under the indenture will be responsible for the performance by DTC its direct or indirect participants of their obligations under the rules and procedures governing their operations.

    DTC has advised us that DTC will take any action permitted to be taken by a holder of SNAPs, including the presentation of SNAPs for exchange as described below, only at the direction of one or more participants to whose account the DTC interests in the global SNAPs are credited and only in respect of the aggregate principal amount as to which the participant or participants has or have given direction. However, if there is an event of default under the indenture, DTC will exchange the global SNAPs for certificated securities that it will distribute to its participants.

    DTC has advised us as follows:

    - DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934

    - DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates

    - Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations

    - DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

    - Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly

    - The rules applicable to DTC and its participants are on file with the SEC

    Although DTC is expected to follow these procedures in order to facilitate transfers of interests in the global SNAPs among participants of DTC, it is under no obligation to perform these procedures, and these procedures may be discontinued at any time. Neither Sepracor nor the trustee will have any responsibility for the performance by DTC or its direct or indirect participants of their respective obligations under the rules and procedures governing their operations.

    CERTIFICATED SNAPS

    Interest in the global SNAPs will be exchanged for certificated securities if:

    - DTC or any successor depositary notifies us that it is unwilling or unable to continue as depository for the global SNAPs, or DTC ceases to be a "clearing agency" registered under the Securities Exchange Act of 1934, and a successor depositary is not appointed by us within 90 days

    - we determine not to have the SNAPs represented by global SNAPs

    Upon the occurrence of either of the events described in the preceding sentence, we will cause the appropriate certificated securities to be delivered.

    Neither Sepracor nor the trustee will be liable for any delay by the depositary or its nominee in identifying the beneficial owners of the related SNAPs. Each beneficial owner may conclusively rely on, and will be protected in relying on, instructions from the depositary or nominee for all purposes, including the registration and delivery, and the respective principal amounts, of the SNAPs to be issued.

    RESTRICTIONS ON TRANSFER

    The SNAPs will be subject to certain transfer restrictions and will bear a legend to that effect.

    CONVERSION OF SNAPS

    The holders of SNAPs will be entitled at any time prior to maturity to convert any SNAPs or any portions of any SNAPs, into shares of our common stock, at a conversion price of $60.00 per share, subject to adjustment as described below.

    Except as described below, we will not make any interest or dividend payment or other adjustment on conversion of any SNAPs.

    If a SNAP is converted to common stock between a record date for an interest payment and the next interest payment date then

    - if the SNAP is to be redeemed by us during this period, we will not be required to pay interest on the interest payment date, or

    - if otherwise, when submitted for conversion the SNAP must be accompanied by funds equal to the interest payable on the interest payment date.

    We are not required to issue fractional shares of common stock upon conversion of SNAPs. Instead of issuing fractional shares, we will pay a cash adjustment based upon the market price of our common stock on the last business day prior to the date of conversion.

    If the SNAPs are called for redemption, conversion rights will expire at the close of business on the business day preceding the day fixed for redemption unless we default in the payment of the redemption price. If a holder is exercising its option to require redemption of a SNAP upon a

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Fundamental Change, then the SNAP may be converted only if the holder properly withdraws its election to force redemption.

    The initial conversion price is subject to adjustment in certain events, including:

    - if we issue shares of our common stock as a dividend or distribution on our common stock,

    - if we make certain subdivisions or combinations of our common stock,

    - if we issue to all holders of our common stock certain rights or warrants to purchase shares of our common stock at less than the current market price,

    - if we distribute to all holders of our common stock evidences of Indebtedness, assets, or shares of capital stock, other than common stock and other than in connection with a merger or consolidation,

    - if we make distributions consisting of cash, that together with other cash distributions made within the past 12 months and any consideration paid by us or a subsidiary or ours within the past 12 months exceeds 10% of our market capitalization,

    - if we or any of our subsidiaries make a payment in respect of a tender offer or exchange offer for all or any portion of our common stock, for aggregate consideration that, together with

       - any consideration payable in any other tender offer by us or any of our subsidiaries, and

       - cash distributions made in the past 12 months,

     exceeds 10% of our market capitalization.

    - if a third party makes a payment to holders of our common stock in respect of a tender offer or exchange offer by a person other than us or of any of our subsidiaries in which, as of the closing date of the offer, the board of directors is not recommending rejection of the offer. The adjustment referred to in this clause will only be made if the tender offer or exchange offer

       - is for an amount that increases the offeror's ownership of our common stock to more than 25%

       - the payment exceeds the current market price per share of our common stock on the next trading day after the last date on which tenders or exchanges may be made, and

       - if, as of the closing of the offer, the offering documents do not disclose a plan or intention to cause us to consolidate, merge or sell all or substantially all of our assets and no consolidation, merger or asset sale occurs within a specified period of time.

    We will not be required to adjust the conversion price unless the adjustment would require a change of at least 1% in the conversion price then in effect. However, any adjustment not made will be carried forward and taken into account in any subsequent adjustment.

    If our common stock is reclassified or if we consolidate, merge, engage in a combination or sell all or substantially all of our assets, and as a result holders of our common stock are entitled to receive securities, property or assets, including cash, in exchange for their shares of common stock then each SNAP will be convertible only into the securities, property or assets which holders of our common stock receive in the transaction.

    If a distribution we make to holders of our common stock is taxable, or in certain other circumstances requiring conversion price adjustments, the holders of the SNAPs may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. In certain other circumstances, the absence of such an adjustment may result in a taxable

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dividend to the holders of our common stock. The tax consequences are further discussed under the heading "Material United States Federal Income Tax Considerations" below.

    We may from time to time, to the extent permitted by law, reduce the conversion price by any amount for any period of at least 20 days, if the board of directors has determined that this reduction would be in our best interest. Any determination by the board of directors will be conclusive. If we decide to reduce the conversion price, we will give holders of the SNAPs at least 15 days' notice of the reduction. We may, at our option, make any reductions in the conversion price, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock, or rights to acquire stock, or from any event treated that way for income tax purposes. The tax consequences are further discussed under the heading "Material United States Federal Income Tax Considerations".

    CONVERSION AT OUR OPTION

    We may, in our sole discretion, elect to convert some or all of the SNAPs on or prior to maturity if the closing price of our common stock has exceeded 145% of the conversion price, or $87.00, for at least 20 out of 30 consecutive trading days within five trading days prior to the notice of automatic conversion. During the two-year period after the issue date of the SNAPs, we may automatically convert the SNAPs only if a shelf registration statement has been declared effective prior to the date of the notice of automatic conversion and the shelf registration statement remains effective on the date of automatic conversion.

    If we elect to automatically convert some or all of the SNAPs prior to November 15, 2002, we will also make an additional payment equal to the total value of the aggregate amount of interest that would have been payable on the SNAPs from the last day through which interest was paid on the SNAPs (through November 14, 2001, if no interest has been paid) through November 15, 2002. If we elect to automatically convert the SNAPs between May 1, 2002 and May 15, 2002, or between November 1, 2002 and November 15, 2002, we will not be required to make any interest payment on the next succeeding interest payment date.

    REDEMPTION AT OUR OPTION

    At any time on or after November 20, 2002, we may redeem the SNAPs, at our option, at 100% of the principal amount of SNAPs plus interest to, but excluding, the redemption date.

    If we redeem less than all of the outstanding SNAPs, the trustee will select SNAPs for redemption on a proportionate basis or by another method the trustee considers fair and appropriate. No SNAPs of a principal amount less than $1,000 or multiples thereof will be redeemed in part. If we select a SNAP to be redeemed in part only and the holder then converts a portion of the SNAP, we will deem the converted portion of the SNAP to be the portion we have selected for redemption.

    The trustee will not redeem any SNAPs or mail any notice of optional redemption if we are in default in payment of interest or premium on the SNAPs or if the trustee knows an event of default has occurred.

    The SNAPs are not entitled to any sinking fund, which means that we are not required to set aside in a custodial account funds to redeem the SNAPs.

    REDEMPTION AT HOLDER'S OPTION UPON A FUNDAMENTAL CHANGE

    If a Fundamental Change occurs at any time prior to November 15, 2006, each holder of SNAPs will have the right to require us to redeem any or all of that holder's SNAPs.

    We have agreed to:

    - set a date to redeem the SNAPs that is 30 days after we mail notice of the Fundamental Change

    - within ten days after the Fundamental Change, mail to all holders a notice of the Fundamental Change and the redemption rights arising because of the Fundamental Change

    - deliver a copy of the notice to the trustee

    - redeem the SNAPs in principal amounts of $1,000 or multiples thereof

    - redeem the SNAPs at a price equal to 100% of the principal, plus accrued interest up to, but excluding, the date of redemption. If, however, the redemption date is also an interest payment date, then we will pay interest to the holder of record on the applicable record date

    - make payment for all properly surrendered SNAPs promptly after the date for redemption, and

    - comply with applicable law.

    To exercise the redemption right, a holder of SNAPs must deliver written notice of the holder's exercise of its right. The notice must be delivered to us, or to an agent designated by us, on or before the 25th day after our notice of a Fundamental Change and must be accompanied by the SNAPs to be redeemed, duly endorsed for transfer.

    The redemption rights of the holders of SNAPs could discourage a potential acquiror of Sepracor. The Fundamental Change redemption feature, however, is not the result of our knowledge of any specific effort to obtain control of Sepracor by means of a merger, tender offer, solicitation or otherwise, or part of a plan by us to adopt a series of anti-takeover provisions.

    SUBORDINATION OF SNAPS

    The SNAPs are subordinated to the prior payment in full of all of our Senior Obligations. The SNAPs also are effectively subordinated to all Indebtedness of our subsidiaries. The subordination of the SNAPs will not prevent the occurrence of any event of default under the indenture. In addition, the SNAPs are equal in right of payment with our 7% convertible subordinated debentures due 2005 and our 5% convertible subordinated debentures due 2007.

    In the event of any acceleration of the SNAPs because of an event of default under the indenture, the holders of any Senior Obligations then outstanding would be entitled to payment in full before the holders of the SNAPs are entitled to receive any payment or distribution. The indenture requires that we promptly notify holders of Senior Obligations if payment of the SNAPs is accelerated because of an event of default under the indenture.

    We also may not make any payment upon or in respect of the SNAPs, including upon redemption, if:

    - we are in default in the payment of the principal, premium, if any, interest, rent or other obligations in respect of Senior Obligations, or

    - we are in default with respect to Designated Senior Obligations, the default permits a holder of the Designated Senior Obligation to accelerate its maturity and the trustee receives a written notice of payment blockage from us or another person permitted to give the notice under the indenture.

    If we are in default on a Senior Obligation, we will resume payment on the SNAPs on the date on which the default is cured, waived or otherwise ceases to exist.

    If we are in default on a Designated Senior Obligation, we will resume payment on the earlier of

    - the date on which the default is cured, waived or ceases to exist, or

    - 179 days after the date on which the applicable payment blockage notice is received by the trustee,

so long as the maturity of the Designated Senior Obligations has not been accelerated and no default on a Senior Obligation has occurred. If a default on a Senior Obligation has occurred, then we will resume payment on the SNAPs on the date on which the default on the Senior Obligations is cured, waived or otherwise ceases to exist.

    We may not commence any new period of payment blockage pursuant to a payment blockage notice unless and until 365 days have elapsed since the initial effectiveness of the immediately preceding payment blockage notice. No default on a Designated Senior Obligation that existed or was continuing on the date of delivery of any payment blockage notice to the trustee shall be the basis for a subsequent payment blockage notice.

    In the event that any holder of the SNAPs receives any kind of payment or distribution of our assets in contravention of any of the subordination provisions of the indenture before all Senior Obligations are paid in full, then the payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Obligations or their representatives to the extent necessary to make payment in full of all Senior Obligations remaining unpaid.

    Any right that we have to receive the assets of any of our subsidiaries upon that subsidiary's liquidation or reorganization, and the consequent right of the holders of the SNAPs to receive a portion of these assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors, unless we ourselves are recognized as a creditor of the subsidiary. Even if we are recognized as a creditor of any subsidiary, our claims would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness of that subsidiary which is senior to that held by Sepracor.

    Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the SNAPs or to make any funds available for any payment. In addition, the payment of dividends and the making of loans and advances by our subsidiaries to us may be subject to statutory, contractual or other restrictions and are dependent upon the earnings or financial condition of those subsidiaries and subject to various business considerations. As a result, we may be unable to gain access to the cash flow or assets of our subsidiaries.

    As of September 30, 2001, we had approximately $299.96 million in aggregate principal amount of 7% convertible subordinated debentures due 2005, $460.0 million of 5% convertible subordinated debentures due 2007 and approximately $2.2 million of Senior Obligations. In November and December 2001, we issued $500 million in aggregate principal amount of SNAPs. The indenture does not limit the amount of additional Indebtedness, including Senior Obligations, which we can create, incur, assume or guarantee, nor does the indenture limit the amount of indebtedness or other liabilities that any of our subsidiaries can create, incur, assume or guarantee.

    We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by it in connection with its duties relating to the SNAPs. The trustee's claims for these payments will generally be senior to those of the holders of the SNAPs in respect of all funds collected or held by the trustee.

    EVENTS OF DEFAULT; NOTICE AND WAIVER

    The following are events of default under the indenture with respect to the
SNAPs:

    - we fail to pay any interest or liquidated damages on the SNAPs for 30 days after the same is due and payable

    - we fail to pay principal of or premium on the SNAPs when due

    - we fail to observe or perform any other covenants in the indenture or the SNAPs for 60 days after notice

    - we fail to provide notice of, or repurchase any SNAPs after, a Fundamental Change

    - bankruptcy, insolvency or reorganization events for either us or any of our significant subsidiaries occur.

    If an event of default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the SNAPs then outstanding may declare the principal of, premium, if any, and accrued interest, on the SNAPs to be due and payable immediately. In the case of certain events of our bankruptcy or insolvency, the principal of, premium, if any, and accrued interest, on the SNAPs will automatically become immediately due and payable. However, if we cure all defaults except the nonpayment of principal of, premium, if any, and interest on any of the SNAPs which shall have become due by acceleration, and certain other conditions are met, with certain exceptions, the declaration may be canceled and past defaults may be waived by the holders of a majority of the principal amount of the SNAPs then outstanding.

    Any payment of principal, premium, if any, or interest that is not made when due, will accrue interest, to the extent legally permissible, at the annual rate set forth on the cover page of this prospectus from the date on which the payment was required under the terms of the indenture until the date of payment.

    If a default occurs, is continuing and is known to the trustee, the trustee will give to the holders of the SNAPs notice of that default or event of default within 90 days after it occurs. Except in the case of a default in any payment on the SNAPs, the trustee may withhold notice if it in good faith determines that withholding notice is in the interest of the holders of the SNAPs.

    A holder of a SNAP may pursue any remedy under the indenture or the SNAP only if:

    - the trustee has received from the holder written notice of a continuing event of default

    - the trustee has received from holders of at least 25% in principal amount of the outstanding SNAPs a written request to pursue the remedy

    - the holders must have offered reasonable indemnification to the trustee to it

    - the trustee has failed to act for a period of 60 days after receipt of notice and offer of indemnity

    - during that 60-day period, the holders of a majority in principal amount of the outstanding SNAPs have not given the trustee a direction inconsistent with the written request

    The holders of a majority in principal amount of the outstanding SNAPs have the right in most cases to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the indenture or exercising any trust or power conferred on the trustee with respect to the SNAPs.

    MODIFICATION OF THE INDENTURE

    We may amend or supplement the indenture or modify the rights of the holders of the SNAPs with the consent of the holders of a majority in principal amount of outstanding SNAPs that are issued under the indenture.

    Without the consent of each holder of a SNAP so affected, no modification shall:

    - extend the fixed maturity of any SNAP

    - reduce the principal amount or premium, if any, of any SNAP

    - change our obligation to redeem any SNAP upon the happening of any Fundamental Change in a manner adverse to the holders of the SNAPs

    - change the currency in which the SNAPs are payable

    - modify the provisions of the indenture with respect to the subordination of the SNAPs in a manner adverse to the holders of the SNAPs in any material respect

    - reduce the rate or extend the time for payment of interest

    - reduce any amount payable upon redemption or repurchase

    - impair the right of a holder to institute suit for payment; or

    - impair the right to convert the SNAPs into shares of our common stock subject to the terms set forth in the indenture

    In addition, without the consent of the holders of all of the SNAPs then outstanding, no modification shall reduce the percentage of SNAPs whose holders are required to consent to any modification of the indenture or any supplemental indenture.

    The indenture also provides for certain modifications of its terms without the consent of the holders of the SNAPs.

    REGISTRATION RIGHTS OF THE SNAPHOLDERS

    In connection with the issuance of the SNAPs and the shares of our common stock underlying the SNAPs, we entered into a registration rights agreement. Under the registration rights agreement, we agreed to:

    - file the registration statement by January 13, 2002

    - use our reasonable best efforts to cause the shelf registration statement to be declared effective as promptly as practicable

    - use reasonable best efforts to keep the registration statement effective until the earlier of two years after the latest date of original issuance or when no securities subject to transfer restrictions remain outstanding

    - pay all expenses of the registration statement

    - provide to each registered holder copies of this prospectus

    - notify each registered holder when the registration statement has become effective

    - take the actions required to permit unrestricted sales of the registered securities

    We will be permitted to suspend the use of this prospectus for a period not to exceed an aggregate of 90 days in any 365 day period under certain circumstances relating to pending corporate developments, public filings with the Securities and Exchange Commission and similar events. We have agreed to pay predetermined liquidated damages if one of the following events occur:

    - we do not file the shelf registration statement by January 13, 2002;

    - the SEC does not declare the shelf registration statement effective within 180 days after January 13, 2002; or

    - after it has been declared effective during the period in which we are obligated to keep it effective, the shelf registration statement ceases to be effective or available for more than 90 days in any period of 365 consecutive days.

    A holder who sells the SNAPs or the common stock issued upon conversion of the SNAPs pursuant to the shelf registration statement generally will be required to be named as a selling securityholder in this prospectus and must complete a notice and questionnaire. The selling holder will also be required to deliver this prospectus to purchasers and be bound by those provisions of the registration rights agreement which are applicable to the holder, including certain indemnification provisions.

    INFORMATION CONCERNING THE TRUSTEE

    We have appointed JPMorgan Chase Bank, as trustee under the indenture, as paying agent, conversion agent, registrar and custodian with regard to the SNAPs.

    DEFINITIONS

    We have provided below a summary of capitalized terms used in this summary description of the SNAPs. The indenture contains a full definition of all these terms.

    "Designated Senior Obligations" means:

    (a) Senior Obligations under our existing revolving credit facility

    (d) any other Senior Obligations which are expressly deemed Designated Senior Obligations

    "Fundamental Change" means an event which results in all or substantially all of the shares of our common stock being exchanged for consideration which is not all or substantially all common stock which is listed on a national securities exchange or automated quotation system. A Fundamental Change would include a transaction which occurs through:

    - an exchange offer

    - liquidation

    - tender offer

    - consolidation

    - merger

    - combination

    - reclassification

    - recapitalization

    "Indebtedness" means, with respect to any person, and without duplication:

    (a) all indebtedness or obligations for (i) borrowed money, or (ii) evidenced by bonds, debentures, notes or similar instruments, in either case except accounts payable and accrued liabilities incurred in the ordinary course of business in connection with obtaining materials or services

    (b) all reimbursement obligations with respect to letters of credit, bank guarantees or bankers' acceptances

    (c) all obligations in respect of leases of real or personal property or assets which are required to be accounted for as capital lease obligations under generally accepted accounting principles

    (d) all obligations with respect to interest rates, swaps, caps, collar agreements, foreign currency hedges, exchanges, purchase or similar agreements

    (e) all indebtedness of others guaranteed by us

    (f) all indebtedness secured by a lien on our assets

    (g) all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind or type described in subsections (a) through (f) above

    "Senior Obligations" means any principal, premium, interest, including all bankruptcy interest, rent payable on or in connection with, and all fees and expenses in connection with our Indebtedness. This includes any Indebtedness outstanding on the date of the indenture or incurred, assumed or guaranteed by us thereafter. However, if any instrument evidencing Indebtedness or the assumption or guarantee of Indebtedness specifically provides that the Indebtedness is not senior to the debentures, or provides that it is equal to or junior to the SNAPs, then that Indebtedness will not constitute Senior Obligations. In addition, our 7% convertible subordinated debentures due 2005, our 5% convertible subordinated debentures due 2007, the SNAPs and any Indebtedness of any majority-owned subsidiary of ours does not constitute Senior Obligations.

            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

    The following is a summary of material United States federal income and estate tax considerations relating to the purchase, ownership and disposition of the SNAPs and the shares of our common stock into which SNAPs may be converted. This summary is not a complete analysis of all the potential tax considerations relating to these considerations.

    We have based this summary on the provisions of the Internal Revenue Code of 1986, applicable Treasury regulations, judicial authority and current administrative rulings and practice. All of these sources of authority are subject to change without notice, possibly on a retroactive basis.

    This summary deals only with holders that will hold SNAPs and the common stock as "capital assets," within the meaning of Section 1221 of the Internal Revenue Code. It does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks and other financial institutions, tax-exempt organizations, insurance companies, dealers in securities or currencies, custodians, nominees or similar financial institutions holding SNAPs for others, persons that will hold SNAPs as a position in a hedging transaction, "straddle or conversion transaction" for tax purposes, or persons that have a "functional currency" other than the United States dollar.

    We have not sought any ruling from the Internal Revenue Service with respect to the statements made and the conclusions reached in the following summary. The IRS may not agree with our statements and conclusions.

    We urge investors considering the purchase of SNAPs to consult their own tax advisors with respect to the application of the United States federal income and estate tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

    UNITED STATES HOLDERS

    As used in this prospectus, the term "United States holder" means the beneficial owner of a SNAP or the shares of our common stock acquired upon the conversion of a SNAP that for United States federal income tax purposes is:

    - a citizen or resident of the United States,

    - a corporation, partnership or other business entity created or organized in or under the laws of the United States or any political subdivision thereof and is properly regulated as a United States person as defined in
      Section 7701(a)(30) of the Code,

    - an estate the income of which is subject to United States federal income taxation regardless of its source, or

    - a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more United States persons, as defined in Section 7701(a)(30) of the Code, have the authority to control all substantial decisions of the trust.

    If a partnership holds SNAPs, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership.

    PAYMENT OF INTEREST

    Interest on a SNAP generally will be includable in the income of a United States holder as ordinary income at the time the interest is received or accrued, in accordance with the holder's method of accounting for United States federal income tax purposes. We are obligated to pay liquidated damages to holders of the SNAPs in certain circumstances described under the heading "Description of SNAPs--Registration Rights of the SNAPholders." We believe that any payment of liquidated damages should be treated as subject to an "incidental contingency" for purposes of the original issue discount rules because the amount of these payments, if required to be made, is expected to be insignificant relative to the total expected amount of remaining payments on the SNAPs. Accordingly, any liquidated damage payments should be taxable to holders as payments of interest. The SNAPs do not have original issue discount.

    SALE, EXCHANGE OR REDEMPTION OF THE SNAPS

    Upon the sale, exchange or redemption of a SNAP, subject to the market discount rules described below, a United States holder generally will recognize capital gain or loss equal to the difference between:

    - the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption, except to the extent the amount is attributable to accrued interest income, which is taxable as ordinary income, and

    - the holder's adjusted tax basis in the SNAP.

    A United States holder's adjusted tax basis in a SNAP generally will equal the cost of the SNAP to the holder, less any amortized bond premium and any principal payments received by the holder plus any market discount previously included in income with respect to the SNAP. The capital gain or loss will be long-term if the United States holder's holding period is more than 12 months and will be short-term if the holding period is equal to or less than 12 months. Long-term capital gains are taxed at a maximum rate of 20%, and short-term capital gains are taxed at a maximum federal rate that, under recently enacted legislation, is scheduled to be reduced progressively to 35% between 2001 and 2006. The rate of tax applicable to long-term capital gains in certain circumstances may be reduced below 20% for property held for more than five years.

    A United States holder will generally not recognize capital gain or loss on the conversion of a SNAP into common stock except with respect to cash received in lieu of a fractional share.

    MARKET DISCOUNT

    The market discount rules discussed below apply to a SNAP purchased at a price less than its stated redemption price at maturity.

    A United States holder that purchases a SNAP at a market discount generally will be required to treat any principal payments on, or any gain on disposition at maturity of, that SNAP as ordinary income to the extent of the accrued market discount (not previously included in income) at the time of such payment or disposition. In general, subject to a DE MINIMIS exception, market discount is the amount by which the SNAP's stated redemption price at maturity exceeds the United States holder's basis in the SNAP immediately after the SNAP is acquired. A SNAP is not treated as purchased at a market discount, however, if the market discount is less than .25% of the stated redemption price at maturity of the SNAP multiplied by the number of complete years to maturity from the date when the United States holder acquired the SNAP. Market discount on a SNAP will accrue on a straight-line basis, unless the United States holder elects to accrue such discount on a constant yield to maturity basis. This election is irrevocable and applies only to the SNAP for which it is made. The United States holder may also elect to include market discount in income currently as it accrues. This election, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If a United States holder of a SNAP acquired at a market discount disposes of such SNAP in any non-taxable transaction (other than a nonrecognition transaction defined in Section 1276(c) of the Code), accrued market discount will be includible as ordinary income to the holder as if such holder had sold the SNAP at its fair market value. A United States holder may be required to defer until the maturity of the SNAP or, in certain circumstances, its earlier disposition the deduction or all or a portion of the interest expense attributable to debt incurred or continued to purchase or carry a SNAP with market discount, unless an election to include the market discount on a current basis is made.

    AMORTIZABLE BOND PREMIUM

    A United States holder that purchases a SNAP for an amount in excess of its stated redemption price at maturity will generally be considered to have purchased the SNAP with "amortizable bond premium." A United States holder generally may elect to amortize such premium, reduced by an amount equal to the value of the conversion option, using the constant yield to maturity method. The amount amortized in any year will generally be treated as a reduction of the United States holder's interest income on the SNAP. If the amortizable bond premium allocable to a year exceeds the amount of interest allocable to that year, the excess would be allowed as a deduction for that year but only to the extent of the United States holder's prior interest inclusions on the SNAP. The premium on a SNAP held by a United States holder that does not make such an election will decrease the gain or increase the loss otherwise recognized on the sale, redemption, retirement or other disposition of the SNAP. The election to amortize the premium on a constant yield to maturity method, once made, generally applies to all bonds held or subsequently acquired by the electing United States holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

    CONSTRUCTIVE DIVIDENDS ON SNAPS

    If at any time:

    - we make a distribution of cash or property to our stockholders or purchase common stock and this distribution or purchase would be taxable to our stockholders as a dividend for United States federal income tax purposes, and, pursuant to the anti-dilution provisions of the indenture, the conversion rate of the SNAPs is increased, or

    - the conversion rate of the SNAPs is increased at the discretion of Sepracor,

    then in either case, the increase in conversion rate may be deemed to be the payment of a taxable dividend to United States holders of SNAPs pursuant to
Section 305 of the Internal Revenue Code. These holders of SNAPs could therefore have taxable income as a result of an event pursuant to which they received no cash or property.

    CONVERSION OF THE SNAPS

    A United States holder generally will not recognize any income, gain or loss upon conversion of a SNAP into shares of our common stock, except with respect to cash received in lieu of a fractional share of common stock. A holder's tax basis in the common stock received on conversion of a SNAP will be the same as the holder's adjusted tax basis in the SNAP at the time of conversion, reduced by any basis allocable to a fractional share interest. The holding period for the shares of common stock received on conversion will generally include the holding period of the SNAP converted.

    Cash received in lieu of a fractional share of our common stock upon conversion will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss, measured by the difference between the cash received for the fractional share and the United States holder's adjusted tax basis in the fractional share. If the United States holder receives an additional payment upon an automatic conversion of the SNAPs, the holder would be required to recognize income or gain equal to the amount of the payment.

    DIVIDENDS ON COMMON STOCK

    The amount of any distribution by us in respect of our common stock will be equal to the amount of cash and the fair market value, on the date of distribution, of any property distributed. Generally, distributions will be treated as a dividend, subject to tax as ordinary income, to the extent of our current or accumulated earnings and profits, then as a tax-free return of capital to the extent of the holder's tax basis in our common stock and thereafter as gain from the sale or exchange of the stock.

    In general, a dividend distribution to a corporate United States holder will qualify for the 70% dividends received deduction if the holder owns less than 20% of the voting power and value of our stock, other than any non-voting, non-convertible, non-participating preferred stock. A corporate United States holder that owns 20% or more of the voting power and value of our stock, other than any non-voting, non-convertible, non-participating preferred stock, generally will qualify for an 80% dividends received deduction. The dividends received deduction is subject, however, to certain holding period, taxable income and other limitations.

    SALE OF COMMON STOCK

    Upon the sale or exchange of shares of our common stock, a United States holder generally will recognize capital gain or loss equal to the difference between:

    - the amount of cash and the fair market value of any property received upon the sale or exchange and

    - the holder's adjusted tax basis in the common stock.

    The capital gain or loss will be long-term if the United States holder's holding period is more than 12 months and will be short-term if the holding period is equal to or less than 12 months. A United States holder's basis and holding period in the shares of common stock received upon conversion of a SNAP are determined as discussed above under "--United States Holders--Conversion of the SNAPs."

    INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

    In general, information reporting requirements will apply to payments of principal, premium, if any, and interest on a SNAP, payments of dividends on our common stock, payments of the proceeds of the sale of a SNAP and payments of the proceeds of the sale of our common stock to certain noncorporate United States holders.

    The payor will be required to withhold backup withholding tax at the rate of 30%, but will be reduced in stages down to a 28% rate, which will take effect beginning in 2006, if:

    - the payee fails to furnish a taxpayer identification number to the payor or establish an exemption from backup withholding,

    - the IRS notifies the payor that the taxpayer identification number furnished by the payee is incorrect,

    - there has been a notified payee underreporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Internal Revenue Code or

    - there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Internal Revenue Code.

    Any amounts withheld under the backup withholding rules from a payment to a United States holder will be allowed as a credit against the holder's United States federal income tax and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

    NON-UNITED STATES HOLDERS

    As used herein, the term "non-United States holder" means any beneficial owner of a SNAP or the shares of common stock acquired upon conversion of a SNAP that is not a United States holder.

    PAYMENT OF INTEREST

    Generally, interest income of a non-United States holder that is not effectively connected with a United States trade or business will be subject to a withholding tax at a 30% rate, or, if applicable, a lower treaty rate. However, interest paid on a SNAP by us or any paying agent to a non-United States holder will qualify for the "portfolio interest exemption" and therefore will not be subject to United States federal income tax or withholding tax, provided that the interest income is not effectively connected with a United States trade or business of the non-United States holder and provided that the non-United States holder:

    - does not actually or constructively own, pursuant to the conversion feature of the SNAPs or otherwise, 10% or more of the combined voting power of all classes of our stock entitled to vote,

    - is not a controlled foreign corporation related to us actually or constructively through stock ownership under Section 864(d)(4) of the Code,

    - is not a bank which acquired the SNAPs in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business, and

    - either (a) provides an appropriate W-8 Series Form, or a suitable substitute form, signed under penalties of perjury that includes its name and address and certifies as to its non-United States status and the payor does not have actual knowledge or reason to know that the holder is a United States person, or (b) is a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and provides a statement to us or our agent under penalties of perjury in which it certifies that an appropriate W-8 Series Form, or a suitable substitute, has been received by it from the non-United States holder or qualifying intermediary and furnishes us or our agent with a copy thereof.

    Treasury regulations, which are effective for payments made after December 31, 2000, provide alternative methods for satisfying the certification requirements described above.

    Except to the extent that an applicable treaty otherwise provides, a non-United States holder generally will be taxed in the same manner as a United States holder with respect to interest if the interest income is effectively connected with a United States trade or business of the non-United States holder. Effectively connected interest received by a corporate non-United States holder may also, under certain circumstances, be subject to an additional United States branch profits tax at a 30% rate, or, if applicable, a lower treaty rate. Even though this effectively connected interest is subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding tax if the holder delivers a properly executed IRS Form W-8ECI.

    SALE, EXCHANGE OR REDEMPTION OF THE SNAPS

    A non-United States holder of a SNAP will generally not be subject to United States federal income tax or withholding tax on any gain realized on the sale, exchange or redemption of the SNAP, other than gain attributable to accrued interest, including the receipt of cash in lieu of fractional shares upon conversion of a SNAP into shares of our common stock, unless:

    - the gain is effectively connected with a United States trade or business of the non-United States holder,

    - in the case of a non-United States holder who is an individual, the holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other conditions are met or

    - the holder is subject to tax pursuant to the provisions of the Internal Revenue Code applicable to certain United States expatriates.

    The amount of gain realized upon the sale, exchange or redemption of a SNAP may include amounts attributable to accrued interest. Gain attributable to accrued interest will be taxable, if at all, as described under "Non-United States Holders--Payment of Interest".

    CONVERSION OF THE SNAPS

    In general, no United States federal income tax or withholding tax will be imposed upon the conversion of a SNAP into shares of our common stock by a non-United States holder except with respect to the receipt of cash in lieu of fractional shares by non-United States holders upon conversion of a SNAP where any of the conditions described above under "--Non-United States Holders--Sale, Exchange or Redemption of the SNAPs" is satisfied.

    SALE OR EXCHANGE OF COMMON STOCK

    A non-United States holder generally will not be subject to United States federal income tax or withholding tax on the sale or exchange of common stock unless any of the conditions described above under "--Non-United States Holders--Sale, Exchange or Redemption of the SNAPs" is satisfied.

    DIVIDENDS

    Distributions by us with respect to shares of our common stock that are treated as dividends paid, or deemed paid, as described above under "--United States Holders--Constructive Dividends on SNAPs" to a non-United States holder, excluding dividends that are effectively connected with the conduct of a trade or business in the United States by the holder and are taxable as described below, will be subject to United States federal withholding tax at a 30% rate, or lower rate provided under any applicable income tax treaty. Except to the extent that an applicable tax treaty otherwise provides, a non-United States holder generally will be taxed in the same manner as a United States holder on dividends paid, or deemed paid, that are effectively connected with the conduct of a trade or business in the United States by the non-United States holder. If such non-United States holder is a foreign corporation, it may also be subject to an additional United States branch profits tax on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Even though such effectively connected dividends are subject to income tax, and may be subject to the branch profits tax, they will not be subject to U.S. withholding tax if the holder delivers a properly executed IRS Form W-8ECI to the payor.

    DEATH OF A NON-UNITED STATES HOLDER

    A SNAP held by an individual who is not a citizen or resident of the United States at the time of death will not be includable in the decedent's gross estate for United States estate tax purposes, provided that the holder or beneficial owner did not at the time of death actually or constructively own 10% or more of the combined voting power of all classes of our stock entitled to vote, and provided that, at the time of death, payments with respect to the SNAP would not have been effectively connected with the conduct by the non-United States holder of a trade or business within the United States.

    Shares of our common stock actually or beneficially held by an individual who is a non-United States holder at the time of his or her death, or previously transferred subject to certain retained rights or powers, will be subject to United States federal estate tax unless otherwise provided by an applicable estate tax treaty.

    INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

    United States information reporting requirements and backup withholding tax will not apply to payments of principal or interest on a SNAP to a non-United States holder if the certified statement described in "--Non-United States Holders--Payment of Interest" is duly provided by the holder, provided that the payor does not have actual knowledge that the holder is a United States person.

    Information reporting requirements and backup withholding tax will not apply to any payment of the proceeds of the sale of a SNAP, or any payment of the proceeds of the sale of shares of the common stock underlying the SNAP effected outside the United States by a foreign office of a "broker," as defined in applicable Treasury regulations; unless the broker:

    - is a United States person,

    - is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or

    - is a controlled foreign corporation for United States federal income tax purposes.

    Payment of the proceeds of any sale effected outside the United States by a foreign office of any broker that is described in the bullets of the preceding sentence will not be subject to backup withholding tax, but will be subject to information reporting requirements unless the broker has documentary evidence in its records that the beneficial owner is a non-United States holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of any sale of this type to or through the United States office of a broker is subject to information reporting and backup withholding requirements, unless the beneficial owner of the SNAP provides the certified statement described in "--Non-United States Holders--Payment of Interest" or otherwise establishes an exemption.

    UNITED STATES REAL PROPERTY HOLDING CORPORATIONS

    The discussion of the United States taxation of non-United States holders of SNAPs and the shares of common stock underlying these SNAPs assumes that we are at no time a United States real property holding corporation within the meaning of Section 897(c) of the Internal Revenue Code. We believe that we are not a United States real property holding corporation and do not expect to become one. If we become a United States real property holding corporation, non-United States holders, actually or constructively, of 5% or more of our SNAPs or common stock may be subject to tax.

                            SELLING SECURITYHOLDERS

    We originally sold the SNAPs on November 14, 2001 to Robertson
Stephens, Inc., as initial purchaser. The initial purchaser of the SNAPs has advised us that the SNAPs were resold in transactions exempt from the registration requirements of the Securities Act to "qualified institutional buyers," as defined in Rule 144A of the Securities Act. These subsequent purchasers, or their transferees, pledgees, donees or successors, may from time to time offer and sell any or all of the SNAPs and/or shares of the common stock issuable upon conversion of the SNAPs pursuant to this prospectus.

    Pursuant to the registration rights agreement, we are required to file a registration statement with regard to the SNAPs and the shares of our common stock issuable upon conversion of the SNAPs and to keep the registration statement effective until the earlier of:

    - such date when no transfer restricted securities remain outstanding; and

    - such date that is two years after the latest date of original issuance.

    The selling securityholders may choose to sell SNAPs and/or the shares of common stock issuable upon conversion of the SNAPs from time to time. The transfer of the securities is further discussed under the heading "Plan of Distribution."

    The following table sets forth:

    (1) the name of each selling securityholder who has provided us with notice as of the date of this prospectus pursuant to the registration rights agreement of their intent to sell or otherwise dispose of SNAPs and/or shares of common stock issuable upon conversion of the SNAPs pursuant to the registration statement,

    (2) the principal amount of SNAPs and the number of shares of our common stock issuable upon conversion of the SNAPs which they may sell from time to time pursuant to the registration statement, and

    (3) the amount of outstanding SNAPs and our common stock beneficially owned by the selling securityholder prior to the offering, assuming no conversion of the SNAPs.

    To our knowledge, no selling securityholder nor any of its affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates, during the three years prior to the date of this prospectus.

    A selling securityholder may offer all or some portion of the SNAPs and shares of the common stock issuable upon conversion of the SNAPs. Accordingly, no estimate can be given as to the amount or percentage of SNAPs or our common stock that will be held by the selling securityholders upon termination of sales pursuant to this prospectus. In addition, the selling securityholders identified below may have sold, transferred or disposed of all or a portion of their SNAPs since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act.

    The information contained under the column heading "Shares of Common Stock That May be Sold" assumes conversion of the full amount of the SNAPs held by the holder at the initial rate of $60.00 in principal amount of the SNAPs per share of common stock.


                                                                           SHARES OF
                                     AMOUNT OF       AMOUNT OF SNAPS        COMMON          SHARES OF COMMON
                                       SNAPS          OWNED BEFORE     STOCK THAT MAY BE   STOCK OWNED BEFORE
NAME                              THAT MAY BE SOLD      OFFERING             SOLD               OFFERING
----                              ----------------   ---------------   -----------------   ------------------
AIG Soundshore Holdings Ltd.....    $  9,918,000      $  9,918,000           165,300                   0
AIG Soundshore Opportunity
  Holding Fund Ltd..............       5,537,000         5,537,000            92,283                   0
AIG Soundshore Strategic Holding
  Fund Ltd......................       3,545,000         3,545,000            59,083                   0
Alpha U.S. Sub Fund VIII, LLC...         430,000           430,000             7,166                   0
Alta Partners Holdings, LDC.....      18,000,000        18,000,000           300,000                   0
Aristeia International
  Limited.......................      16,380,000        16,380,000           273,000                   0
Aristeia Partners, L.P..........       4,620,000         4,620,000            77,000                   0
Bear, Stearns & Co. Inc.........       4,250,000         4,250,000            70,833             144,697(1)(2)
CALAMOS-Registered Trademark-
  Market Neutral Fund--
  CALAMOS-Registered Trademark-
  Investment Trust..............      10,000,000        10,000,000           166,666                   0
Consulting Group Capital Markets
  Funds.........................         250,000           250,000             4,166                   0
Deephaven Domestic Convertible
  Trading Ltd...................      10,660,000        10,660,000           177,666                   0
Deutsche Banc Alex
  Brown Inc.....................       6,200,000         6,200,000           103,333                   0
Equitable Life Assurance
  Separate Account
  Convertibles..................       1,165,000         1,165,000            19,416
Goldman Sachs and Company.......         100,000           100,000             1,666                   0
Grace Brothers, Ltd.............       1,000,000         1,000,000            16,666                   0
Grace Brothers Management LLC...       3,000,000         3,000,000            50,000                   0
Granville Capital Corporation...      19,000,000        19,000,000           316,666              43,299(2)
HFR Master Fund, Ltd............          60,000            60,000             1,000                   0
Highbridge International........      44,000,000        44,000,000           733,333                   0
JMG Capital Partners LP.........       4,500,000         4,500,000            75,000                   0
KBC Financial Products USA
  Inc...........................       5,485,000         5,485,000            91,416                   0
KD Offshore Fund C.V............         500,000           500,000             8,333                   0
Kellner, Dileo & Co.............         500,000           500,000             8,333                   0
Lipper Convertibles, L.P........      12,500,000        12,500,000           208,333                   0
Lipper Offshore
  Convertibles, L.P.............       7,500,000         7,500,000           125,000                   0
Marathon Global Convertible
  Master Fund, Ltd..............      11,000,000        11,000,000           183,333                   0
Morgan Stanley..................       5,000,000         5,000,000            83,333                   0
Newport Investments Inc.........         910,000           910,000            15,166                   0
Oakwood Healthcare Inc. Pension
  Plan..........................         160,000           160,000             2,666                   0
Onex Industrial Partners........       3,000,000         3,000,000            50,000              46,446(1)
Pebble Capital Inc..............       1,000,000         1,000,000            16,666              10,522(1)
Robertson Stephens..............     100,000,000       100,000,000         1,666,666                   0
SAM Investments LDC.............      25,000,000        25,000,000           416,666                   0
SG Cowen Securities.............      20,000,000        20,000,000           333,333                   0
Silvercreek Limited
  Partnership...................       2,000,000         2,000,000            33,333              18,706(1)
Silvercreek II Limited..........       4,000,000         4,000,000            66,666              28,428(1)
Tribeca Investments L.L.C.......      45,000,000        45,000,000           750,000             820,254(1)(2)
White River Securities L.L.C....       4,250,000         4,250,000            70,833              80,633(1)(2)
UBS O'Connor LLC F/B/O UBS
  Global Equity Arbitrage Master
  Ltd...........................      14,000,000        14,000,000           233,333                   0
Zola Partners, L.P..............         500,000           500,000             8,333                   0
Unknown (3).....................      75,080,000        75,080,000         1,251,333                 N/A


--------------------------
(1) Assumes conversion of the full amount of 7% convertible subordinated debentures due 2005 held by the holder at the rate of $62.4375 in principal amount of the debentures per share of the common stock.
(2) Assumes conversion of the full amount of 5% convertible subordinated debentures due 2007 held by the holder at the rate of $92.38 in principal amount of the debentures per share of the common stock.
(3) The name "Unknown" represents the remaining selling securityholders. We are unable to provide the names of these securityholders because certain of these SNAPs are currently evidenced by a global SNAP which has been deposited with DTC and registered in the name of Cede & Co. as DTC's nominee.

                          DESCRIPTION OF CAPITAL STOCK

    GENERAL

    Our authorized capital stock consists of 240,000,000 shares of common stock, $.10 par value, and 1,000,000 shares of preferred stock, $1.00 par value. As of January 7, 2002, 78,060,256 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

    DESCRIPTION OF COMMON STOCK

    Holders of shares of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. In the event of our liquidation, dissolution or winding up, the holders of shares of common stock are entitled to receive ratably the net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Shares of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

    DESCRIPTION OF PREFERRED STOCK

    The board of directors is authorized, without stockholder approval, but subject to any limitations prescribed by law, to issue up to 1,000,000 shares of preferred stock, in one or more series. Each such series will have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as will be determined by the board of directors.

    DESCRIPTION OF OUTSTANDING CONVERTIBLE DEBT

    7% CONVERTIBLE SUBORDINATED DEBENTURES

    On December 10, 1998, we issued approximately $300 million of 7% convertible subordinated debentures due 2005. The 7% debentures are convertible into shares of common stock, at the option of the holder, at a conversion price of $62.4375 per share, subject to certain adjustments. Interest on the 7% debentures is payable semi-annually in arrears on June 15 and December 15. The 7% debentures will mature on December 15, 2005, and we may not redeem them before December 20, 2001, except in the event of certain changes affecting U.S. taxation. In such event, we may redeem the 7% debentures upon payment of the principal amount of and premium, if any, and accrued interest on the 7% debentures.

    Each holder of the 7% debentures has the right to require us to redeem all or any part of the 7% debentures held by it at a price equal to 100% of the principal amount of the debentures, together with accrued interest, upon the occurrence of a fundamental change at any time before December 15, 2005. A fundamental change means, generally, the occurrence of any transaction or event in connection with which all or substantially all of our common stock shall be exchanged for, be converted into, be acquired for, or constitute, in all material respects, solely the right to receive consideration that is not all or substantially all common stock listed on a United States national securities exchange or approved for quotation on the Nasdaq National Market or a similar United States system of automated dissemination of quotations of securities prices. As of January 9, 2002, $299.96 million of the 7% debentures were outstanding.

    5% CONVERTIBLE SUBORDINATED DEBENTURES

    On February 14, 2000, we issued approximately $460 million of 5% convertible subordinated debentures due 2007. The 5% debentures are convertible into shares of common stock, at the option of the holder, at a conversion price of $92.38 per share, subject to certain adjustments. Interest on the 5% debentures is payable semi-annually in arrears on August 15 and February 15. The 5% debentures will mature on February 15, 2007. We may redeem the 5% debentures at any time before February 15, 2003 if the trading price of the common stock for 20 trading days in the preceding 30 consecutive days exceeds 150% of the conversion price of the 5% debentures. If we redeem the 5% debentures under these circumstances, we will make an additional "make-whole" payment on the redeemed 5% debentures. We may redeem the 5% debentures on or after February 15, 2003 if the trading price of the common stock for 20 trading days in the preceding 30 consecutive days exceeds 120% of the conversion price of the 5% debentures. Each holder of the 5% debentures has the right to require us to redeem all or any part of the 5% debentures held by it at a price equal to 100% of the principal amount of the debentures, together with accrued interest, upon the occurrence of a fundamental change, as described above, at any time before February 15, 2007. As of January 9, 2002, all of the 5% debentures were outstanding.

    5 3/4% CONVERTIBLE SUBORDINATED NOTES WITH AUTO-CONVERSION PROVISION DUE
     2006

    On November 14, 2001, we issued $500 million in principal amount of SNAPs. As of January 9, 2002, all of the SNAPs were outstanding. For a description of the SNAPs, see "Description of SNAPs" above.

    DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

    We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholders. Subject to certain exceptions an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

    Our Restated Certificate of Incorporation, as amended (the "Restated Certificate of Incorporation"), provides for the division of the board of directors into three classes re nearly equal in size as possible with staggered three-year terms. In addition, the Restated Certificate of Incorporation provides that any director may be removed, with or without cause, only by the vote of at least 75% of the shares entitled to vote for the election of directors. Under the Restated Certificate of Incorporation, any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board of directors may only be filled by vote of a majority of directors then in office. The classification of the board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of Sepracor.

    Our Restated Certificate of Incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, the Restated Certificate of Incorporation contains provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. We believe that these provisions will assist us in attracting or retaining qualified individuals to serve as directors.

    The Restated Certificate of Incorporation also provides that any action required or permitted to be taken by our stockholders may be taken only at a duly called annual or special meeting of the stockholders and special meetings may be called only by the board of directors or the president. These provisions could have the effect of delaying until the next stockholders meeting stockholder actions, which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting, and not by written consent.

    The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's Certificate of Incorporation or By-Laws, unless a corporation's Certificate of Incorporation or By-Laws, as the case may be, requires a greater percentage. The Restated Certificate of Incorporation and our Amended and Restated By-Laws require the affirmative vote of the holders of at least 75% of the outstanding voting stock of Sepracor to amend or repeal any of the foregoing provisions. The 75% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock that might be outstanding at the time any such changes are submitted to stockholders

    The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

                              PLAN OF DISTRIBUTION

    We are registering the SNAPs and the shares of our common stock issuable upon conversion of the SNAPs to permit public secondary trading of these securities by the holders from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the SNAPs and the shares of our common stock issuable upon conversion of the SNAPs covered by this prospectus.

    We will not receive any of the proceeds from the offering of the SNAPs or the shares of our common stock issuable upon conversion of the SNAPs by the selling securityholders. The SNAPs and shares of common stock issuable upon conversion of the SNAPs may be sold from time to time directly by any selling securityholder or, alternatively, through underwriters, broker-dealers or agents. If SNAPs or shares of common stock issuable upon conversion of the SNAPs are sold through underwriters or broker-dealers, the selling securityholder will be responsible for underwriting discounts or commissions or agents' commissions.

    The SNAPs or shares of common stock issuable upon conversion of the SNAPs may be sold:

    - in one or more transactions at fixed prices,

    - at prevailing market prices at the time of sale,

    - at varying prices determined at the time of sale or

    - at negotiated prices.

    Such sales may be effected in transactions, which may involve block trades or transactions in which the broker acts as agent for the seller and the buyer:

    - on any national securities exchange or quotation service on which the SNAPs or shares of common stock issuable upon conversion of the SNAPs may be listed or quoted at the time of sale,

    - in the over-the-counter market,

    - in transactions otherwise than on a national securities exchange or quotation service or in the over-the-counter market or

    - through the writing of options.

    In connection with sales of the SNAPs or shares of common stock issuable upon conversion of the SNAPs or otherwise, any selling securityholder may:

    - enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the SNAPs or shares of common stock issuable upon conversion of the SNAPs in the course of hedging the positions they assume,

    - sell short and deliver SNAPs or shares of common stock issuable upon conversion of the SNAPs to close out the short positions or

    - loan or pledge SNAPs or shares of common stock issuable upon conversion of the SNAPs to broker-dealers that in turn may sell the securities.

    The outstanding common stock is publicly traded on the Nasdaq National Market. The initial purchasers of the SNAPs have advised us that certain of the initial purchasers are making and currently intend to continue making a market in the SNAPs; however, they are not obligated to do so and any market-making of this type may be discontinued at any time without notice, in the sole discretion of the initial purchasers. We do not intend to apply for listing of the SNAPs on Nasdaq or any securities exchange. Accordingly, we cannot assure that any trading market will develop or have any liquidity.

    The selling securityholders and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the SNAPs or the shares of common stock issuable upon conversion of the SNAPs may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by these broker-dealers, agents or underwriters and any profits realized by the selling securityholders on the resales of the SNAPs or the shares may be deemed to be underwriting commissions or discounts under the Securities Act.

    In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144, Rule 144A, or any other available exemption from registration under the Securities Act may be sold under Rule 144, Rule 144A, or any of the other available exemptions rather than pursuant to this prospectus.

    There is no assurance that any selling securityholder will sell any or all of the SNAPs or shares of common stock issuable upon conversion of the SNAPs described in this prospectus, and any selling securityholder may transfer, devise or gift the securities by other means not described in this prospectus.

    We originally sold the SNAPs to the initial purchaser in a private placement in November 2001 and December 2001. We agreed to indemnify and hold the initial purchaser of the SNAPs harmless against certain liabilities under the Securities Act that could arise in connection with the sale of the SNAPs by their initial purchaser. The registration rights agreement provides for us and the selling securityholders to indemnify each other against certain liabilities arising under the Securities Act.

    We agreed pursuant to the registration rights agreement to use our best efforts to cause the registration statement to which this prospectus relates to become effective as promptly as is practicable and to keep the registration statement effective until the earlier of:

    - such date when no transfer restricted securities remain outstanding; and

    - such date that is two years after the latest date of original issuance.

    The registration rights agreement provides that we may suspend the use of this prospectus in connection with sales of SNAPs and shares of common stock issuable upon conversion of the SNAPs by holders for a period not to exceed an aggregate of 90 days in any 365 day period, under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events. We will bear the expenses of preparing and filing the registration statement and all post-effective amendments.

                                 LEGAL MATTERS

    The validity of the SNAPs and the shares of common stock issuable upon conversion of the SNAPs offered hereby will be passed upon for Sepracor by Hale and Dorr LLP, a limited liability partnership including professional corporations, Boston, Massachusetts 02109.

                                    EXPERTS

    The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Sepracor Inc. for the year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, except as it relates to BioSphere Medical, Inc., for which it references the report of Arthur Andersen, LLP, independent accountants, given on the authority of said firms as experts in auditing and accounting.

                   ADDITIONAL FILINGS AND COMPANY INFORMATION

    We file reports, proxy statements, information statements and other information with the Securities and Exchange Commission. You may read and copy this information, for a copying fee, at the Commission's public reference facilities at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information on its public reference rooms. Our Commission filings are also available to the public from commercial document retrieval services and at the web site maintained by the Commission at http://www.sec.gov.

    We have filed with the Commission a registration statement on Form S-3 to register with the Commission the resale of the SNAPs and shares of our common stock described in this prospectus. This prospectus is part of that registration statement, and provides you with a general description of the SNAPs and shares of common stock being registered, but does not include all of the information you can find in the registration statement or the exhibits. You should refer to the registration statement and its exhibits for more information about Sepracor, the SNAPs and the shares of common stock being registered.

                      WHERE YOU CAN FIND MORE INFORMATION

    The Commission allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring to another document filed separately with the Commission. The information incorporated by reference is deemed to be part of this prospectus, except for information superseded by this prospectus. The prospectus incorporates by reference the documents set forth below that we have previously filed with the Commission. These documents contain important information about Sepracor and its finances.

    (1) Annual Report on Form 10-K for the year ended December 31, 2000;

    (2) Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

    (3) Quarterly Report on Form 10-Q for the quarter ended June 30, 2001;

    (4) Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, as amended by Form 10-Q/A;

    (5) Current Report on Form 8-K filed on February 27, 2001;

    (6) Current Report on Form 8-K filed on March 15, 2001;

    (7) Current Report on Form 8-K filed on November 13, 2001; and

    (8) Current Report on Form 8-K filed on December 26, 2001.

    We are also incorporating by reference additional documents that we may file with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act prior to the termination of this offering.

    If you are a stockholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the Commission. Documents incorporated by reference are available from us without charge, except exhibits, unless we have specifically incorporated by reference an exhibit in this prospectus. Stockholders may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from:

           Sepracor Inc.
           Attention: Executive Vice President,
           Finance and Administration
           111 Locke Drive
           Marlborough, MA 01752
           Telephone: (508) 481-6700

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by the Registrant (except expenses incurred by the Selling Securityholder for brokerage fees, selling commissions and expenses incurred by the Selling Securityholders for legal services). All amounts shown are estimates except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission filing fee...............  $119,500
Nasdaq Listing fee..........................................  $ 17,500
Legal fees and expenses of the Company......................  $ 45,000
Accounting fees and expenses................................  $ 40,000
Printing expenses...........................................  $ 20,000
                                                              --------
    Total expenses..........................................  $242,000

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Article NINTH of the Registrant's Restated Certificate of Incorporation (as amended, the "Certificate of Incorporation") provides that no director of the Registrant shall be liable for any breach of a fiduciary duty, except to the extent that the General Corporation Law of the State of Delaware (the "DGCL") prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

    Article THIRTEENTH of the Certificate of Incorporation provides that a director or officer of the Registrant (a) shall be indemnified by the Registrant against all costs, charges, expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Registrant) brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Registrant against all costs, charges and expenses (including attorneys' fees) incurred in connection with any action by or in the right of the Registrant brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any such matter as to which such person shall have been adjudged to be liable to the Registrant, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice or the settlement of an action without admission of liability, he is required to be indemnified by the Registrant against all costs, charges and expenses (including attorneys' fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

    Indemnification is required to be made unless the Board of Directors or independent legal counsel determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the Board of Directors or independent legal counsel that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the Registrant fails to make the applicable standard of conduct required for indemnification, or if the

Registrant fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the Registrant notice of the action for which indemnity is sought and the Registrant has the right to participate in such action or assume the defense thereto.

    Article THIRTEENTH of the Certificate of Incorporation further provides that the indemnification provided therein is not exclusive, and provides that in the event that the DGCL is amended to expand the indemnification permitted to directors or officers the Registrant must indemnify those persons to the fullest extent permitted by such law as so amended.

    Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The Registrant has included such a provision in its Certificate of Incorporation.

    Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

    The Registrant maintains a general liability insurance policy which covers certain liabilities of directors and officers of the Registrant arising out of claims based on acts or omissions in their capacities as directors or officers.

ITEM 16. LIST OF EXHIBITS.


  *4   Form of Global 5 3/4% Convertible Subordinated Note with
       Auto-Conversion Provision due 2006.
  *5   Opinion of Hale and Dorr LLP.

 *10.1 Indenture, dated as of November 14, 2001, between the Registrant and JPMorgan Chase Bank, as trustee.

 *10.2 Registration Rights Agreement, dated as of November 14,
       2001, by and between the Registrant and Robertson
       Stephens, Inc.
 *12   Statement of Computation of Ratio of Earnings to Fixed
       Charges.

 *23.1 Consent of Hale and Dorr LLP, included in Exhibit 5 filed herewith.

  23.2 Consent of PricewaterhouseCoopers LLP.
  23.3 Consent of Arthur Andersen LLP.

 *24   Power of Attorney (See page II-4 of this Registration
       Statement).

 *25   Statement of Eligibility of Trustee on Form T-1.


------------------------

*   Previously filed

ITEM 17. UNDERTAKINGS.

    The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

        (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any derivation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the Registration Statement; and

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (i) and (ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 and 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial BONA FIDE offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at the time shall be deemed to be the initial BONA FIDE offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of our company in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Marlborough, Commonwealth of Massachusetts, on this 31st day of January 2002.


                                                       SEPRACOR INC.

                                                       By:  /s/ TIMOTHY J. BARBERICH
                                                            -----------------------------------------
                                                            Timothy J. Barberich
                                                            Chairman and Chief Executive Officer

                        SIGNATURES AND POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Timothy J. Barberich, David P. Southwell and Robert F. Scumaci, and each of them, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462 of the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.


             SIGNATURE                               TITLE                        DATE
------------------------------------  ------------------------------------  ----------------
/s/ TIMOTHY J. BARBERICH              Chairman, Chief Executive Officer
-----------------------------------     and Director (Principal Executive   January 31, 2002
Timothy J. Barberich                    Officer)

*DAVID P. SOUTHWELL                   Executive Vice President, Chief
-----------------------------------     Financial Officer and Secretary     January 31, 2002
David P. Southwell                      (Principal Financial Officer)

*ROBERT F. SCUMACI                    Executive Vice President, Finance
-----------------------------------     and Administration and Treasurer    January 31, 2002
Robert F. Scumaci                       (Principal Accounting Officer)

*JAMES G. ANDRESS
-----------------------------------   Director                              January 31, 2002
James G. Andress

             SIGNATURE                               TITLE                        DATE
------------------------------------  ------------------------------------  ----------------
*DIGBY W. BARRIOS
-----------------------------------   Director                              January 31, 2002
Digby W. Barrios

*ROBERT J. CRESCI
-----------------------------------   Director                              January 31, 2002
Robert J. Cresci

*KEITH MANSFORD
-----------------------------------   Director                              January 31, 2002
Keith Mansford

*JAMES F. MRAZEK
-----------------------------------   Director                              January 31, 2002
James F. Mrazek

*ALAN A. STEIGROD
-----------------------------------   Director                              January 31, 2002
Alan A. Steigrod



*By:  /s/ TIMOTHY J. BARBERICH
      -------------------------------
      Timothy J. Barberich                                                                January 31, 2002
      ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                  DESCRIPTION
---------------------   -----------
         *4             Form of Global 5 3/4% Convertible Subordinated Note with
                        Auto-Conversion Provision due 2006.

         *5             Opinion of Hale and Dorr LLP.

        *10.1 Indenture, dated as of November 14, 2001, between the Registrant and JPMorgan Chase Bank, as trustee.

        *10.2           Registration Rights Agreement, dated as of November 14,
                        2001, by and between the Registrant and Robertson
                        Stephens, Inc.

        *12             Statement of Computation of Ratio of Earnings to Fixed
                        Charges.

        *23.1 Consent of Hale and Dorr LLP, included in Exhibit 5 filed herewith.

         23.2           Consent of PricewaterhouseCoopers LLP.

         23.3           Consent of Arthur Andersen LLP.

        *24             Power of Attorney (See page II-4 of this Registration
                        Statement).

        *25             Statement of Eligibility of Trustee on Form T-1.


------------------------


*   Previously filed